02 APR 17 AM 11:2

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615

Fax (00) 31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028479

SUPPL

Our reference BB/jcd

Date 3 april 2002

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

PROCESSED

MAY 0 1 2002

THOMSON FINANCIAL

Dear Sir or Madam,

The enclosed press releases from the period March 2002 and the Pricing Supplements of March 2002 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

Press releases

Strategic alliance between Bank Sarasin & Co and Rabobank
March 4 2002

The Dutch Rabobank-Group, of the Netherlands, and Bank Sarasin & Co, the Swiss private bank have agreed to form a strategic alliance to promote the further development of their international private banking activities. As part of this partnership Rabobank is integrating its international private banking units in Switzerland, Luxembourg, Guernsey and Asia (Hong Kong and Singapore) into the Sarasin Group as a non-cash contribution. In its own name and under its corporate responsibility, Bank Sarasin & Co. is thereby also taking over the management of the worldwide Private Banking avtivities of the Rabobank Group.

In return, Rabobank is acquiring a 28 percent stake in Sarasin's equity capital. Bank Sarasin & Co is being converted from a limited partnership with shares (Kommandit- AG) into a pure joint-stock company. To facilitate Rabobank's participation, Sarasin is carrying out a capital increase by issuing new B shares without subscription rights for existing B shareholders. In addition, Rabobank is acquiring a call option on 100 percent of Eichbaum Holding AG, the entity through which Sarasin's partners hold their ownership interests in the bank. This option runs over a period of seven years.

For Sarasin, this strategic alliance with a first-class, heavily capitalized partner represents a further step in the internationalization of its core competencies; the alliance also helps to secure Sarasin's future in an increasingly hard- fought competitive environment.

For Rabobank, the capital- backed partnership with a traditional Swiss private bank, will allow it to build private banking into a high-growth strategic business area and thus into a further pillar of success within its range of services. On a consolidated basis, the new Sarasin Group has assets under management of CHF 56 billion (EUR 37.4 billion).

The integration of Rabobank's private banking units into the Sarasin Group will facilitate a substantial strengthening of international client servicing capabilities. Furthermore, after taking restructuring costs into account, it will generate savings equivalent to 15 percent of pro forma annual profit which will impact on the bottom line from 2003.

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

About Bank Sarasin & Co.

Bank Sarasin & Co. is a leading Swiss private bank that can look back on more that 160 years of history. Its core business is advising discerning private clients and managing their assets on an international basis. Its range of services also includes institutional asset management, investment trusts, corporate finance, brokerage, financial analysis and investment funds. The Sarasin Group has its headquarters in Basel (Switzerland) and employs around 850 people.

About Rabobank Group

Apart from some state-backed institutions, the Rabobank Group is currently the only international banking group in the world that holds the highest "triple- A" rating from all the major rating agencies. This extremely stable, well- capitalized provider of comprehensive financial services is very firmly anchored both in its home market of the Netherlands and internationally. From its approximately 1,650 outlets in the Netherlands and 142 branches in 38 countries, the bank's 58,000 employees serve 9 million clients. At the end of the 2001 financial year, the Group had total assets of CHF 530 billion and equity capital of around CHF 22 billion. Via its Robeco subsidiary, the Rabobank Group is one of the world's leading providers of investment funds, with fund assets of CHF 155 billion.

Further information:

Bank Sarasin & Cie:
Felix Rudolf von Rohr Tel. 0041 (0) 61 277 7926

Corporate Communications
Rabobank Nederland:
Roel van Veggel Tel. 0031 30 216 8766
Director Communications

Please note:
The transaction will be presented in Basel at today's ordinary press and analysts conferences of Sarasin as follows:

10.15 am press conference
2.00 pm analysts conference

Senior representatives from both banks will address the relevant issues. The conferences will be held at the corporate headquarters of Bank Sarasin & Co, Elisabethenstrasse 62 in Basel.

02 APR 17

Rabobank Nederland
Corporate Communication Staff Department

For information Jan Dost
Date 11 March 2002

Street address Croeselaan 18, 3521 CB Utrecht
Postal address P.O. Box 17100, 3500 HG Utrecht
Telephone (030) 216 24 11 / 06 53 14 98 77
Email j.p.k.dost@rn.rabobank.nl
Fax (030) 216 19 16(030) 216 19 16
Internet www.rabobankgroep.nl/persinformatie

Press information

Net profit up 8% in 2001

RABOBANK GROUP ACHIEVED REASONABLE RESULT

- Private sector lending up 10%
- Funds entrusted up 17%
- Assets managed and held in custody up 12%
- Insurance premium income up 15%
- Lease portfolio up 18%
- Commission income up 21%
- Net profit up 8%
- Number of members up 50%

Despite the economic slowdown, the Rabobank Group achieved a reasonable result. The retail banking operations and asset management business reported disappointing income owing to the sharp decline in investment activities. Results from wholesale banking, however, developed positively. The insurance and leasing operations can look back on a satisfactory and a good year respectively. The Group's balance sheet total grew by 6% to EUR 364 billion. The member recruitment campaign by the local Rabobanks progressed very well. The number of members rose by 275,000 to 825,000.

Volume of financial services

Banking	***change***	***volume***
Private sector lending	**+ 10%**	**€ 197 billion**
Funds entrusted	**+ 17%**	**€ 172 billion**
Investment		
Assets managed and held in custody	**+ 12%**	**€ 178 billion**
Number of securities and option orders	**- 35%**	**2.9 million**
Insurance		
Insurance premium income	**+ 15%**	**€ 3.9 billion**
- Life	**+ 16%**	**€ 2.8 billion**
- Non-life	**+ 13%**	**€ 1.1 billion**
Leasing		
- Lending portfolio	**+ 18%**	**€ 11 billion**

Rabobank

BANKING OPERATIONS

Lending

Private sector lending again achieved double-digit growth, rising 10% to EUR 197 billion. Private individuals, whose borrowing was up 14% from 13%, accounted for most of the increase. The main driver of borrowing by private individuals again was the housing market. Lending to trade, industry and services increased by 8% while lending to the agricultural sector was up 7% overall, with the primary agricultural sector accounting for 2% within that total. Total loans granted by Rabobank Group, including public sector lending and professional securities transactions, increased by 9% to EUR 209 billion.

Sharp rise in savings

The balance held on savings accounts rose by EUR 7 million to EUR 63 billion, up 13%. This significant increase is due to the unfavourable stock exchange climate in 2001. Clients preferred saving to investing. The total volume of funds entrusted (savings, professional securities transactions and other funds entrusted) advanced by 17% to EUR 172 billion.

Wholesale banking business

Rabobank Group's wholesale banking business, comprising Rabobank Nederland Corporate Clients, Rabobank International and Rabobank Nederland's Group Treasury, again achieved higher results, as in the previous year. The operating result rose by EUR 404 million to EUR 832 million. At Rabobank International, the corporate banking, investment banking and structured finance operations in particular contributed substantially to results. The sale of a number of venture capital participations likewise again contributed. Group Treasury achieved a significant increase in its results by responding well to interest rate changes on the international money and capital markets. The volume of lending by the wholesale banking business grew by EUR 3 billion to 48 billion, up 6%.

INVESTMENT

Sharp fall in the number of investment orders

The unfavourable stock exchange climate was reflected in a 35% decrease in the number of investment orders transacted for clients. A total of 2.9 million orders were transacted in 2001, as against 4.5 million in the previous year. The share of orders placed via the Internet increased to 38%.

Assets managed and held in custody up 12%

Assets managed and held in custody by Rabobank Group increased by 12% to EUR 178 billion. Assets managed and held in custody comprise the Group's own investment portfolio and the assets managed on clients' behalf. In 2001, the investment portfolio grew by 8% to EUR 60 billion. Assets managed on behalf of clients increased by 14% to EUR 118 billion. The EUR 8 billion asset decline caused by the negative trading results was more than offset by the EUR 17 billion increase in assets managed, which resulted from Robeco's acquisition of Harbor Capital Advisors and the new inflow of assets of EUR 5 billion.

INSURANCE OPERATIONS

Insurance premium income up 15%

Interpolis' premium income rose by 15% to EUR 3,926 million. Life premium income advanced by 16% to EUR 2,833 million. This growth was realised mainly in the first half of 2001 and resulted from an overflow from the high single premiums production at the end of 2000 as clients anticipated the new tax regime in the Netherlands. Interpolis' non-life business increased premium income by 13% to EUR 1,093 million.

Income from services

Income from services in the fields of pensions and industrial health and safety (health and safety and reintegration) increased significantly. Income for 2001 was EUR 223 million, compared with EUR 60 million in 2000. This increase is a direct result of the collaborative ventures entered into by Interpolis. Examples include the merger with

Relan, the co-operation arrangement with Van Spaendonck Pensioenen and the acquisitions of Commit Arbo and the Beon pension administration company. With these collaborative ventures Interpolis has laid the foundations for further growth of its activities in the fields of pensions and industrial health and safety.

LEASING

Loans portfolio

De Lage Landen, the expertise centre within Rabobank Group for vendor finance, leasing and trade finance, again strengthened its national and international position. Its total loans portfolio increased by 18% to EUR 10.6 (9.0) billion in 2001. Of this amount, EUR 2.3 billion related to the Netherlands, EUR 3.6 billion was attributable to activities of Vendor Finance Europe and EUR 4.7 billion to activities of Vendor Finance America.

CO-OPERATIVE

275,000 new members

A member recruitment campaign was launched in early 2001 with a view to having 1.2 million members at local Rabobanks by the end of 2003. Clients can become members of their local Rabobank and in that way exercise influence and have a say in services. In 2001, 275,000 new members were registered, boosting the number of members from 550,000 to 825,000, a rise of 50%.

DIRECT CHANNELS

Banking by telephone and the Internet

The popularity of banking via telephone and the Internet increased further in 2001. Clients of local Rabobanks are increasingly using these direct channels. Almost 60% of securities orders is now passed on through the Rabo Orderlijn (21%) or via the Internet (38%) and more than 50% of savings amounts is held on the Rabo Telespaarrekening (31%) or the Rabo Internetspaarrekening (21%).

RESULTS

Financial results	change	volume
Income	**+ 9%**	**€ 8,434 million**
Operating expenses	**+ 7%**	**€ 5,834 million**
Net profit	**+ 8%**	**€ 1,291 million**
Return on equity		**9.8**
Total assets	**+ 6%**	**€ 364 billion**
BIS ratio		**10.5**
Tier I ratio		**10.2**

Income up 9%, operating expenses up 7%

Total income rose by 9% in 2001 to EUR 8,434 million. Interest income accounted for 60% of total income. Interest income increased by EUR 475 million to EUR 5,060 million. This 10% increase is in line with the growth in lending. Commission income rose by 21% to EUR 1,782 (1,467) million).

At 7%, the increase in operating expenses was lower than that of income. Operating expenses amounted to EUR 5,834 (5,459) million.

Net profit up 8%

After tax of EUR 578 million and third-party interests of EUR 192 million, net profit amounted to EUR 1,291 million, up 8% on 2000.

Financial targets

The increase in net profit by 8% is lower than the long-term target of at least 12%. Given the strong deterioration in market conditions, the net profit achieved is acceptable nonetheless. The Tier I ratio was 10.2, in comparison with Rabobank Group's own target of 10.0 and the minimum requirement of the external supervisors of 4.0. The return on equity came to 9.8%, in comparison with a target of 10.0%.

Prospects for 2002

On the basis of the current situation, and assuming no further deterioration in market conditions and a slight recovery of economic growth in the second half of 2002, Rabobank Group expects growth in net profit to be in line with that of 2001.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services. The Group consists of 369 independent local cooperative Rabobanks, which together have more than 850,000 members, and encompasses, besides its International Private Banking & Trust division, well-known subsidiaries such as Robeco (asset management, investment funds), Rabobank International (corporate and investment banking), De Lage Landen (vendor finance), Gilde Investment (venture capital), as well as , Interpolis (insurance, pensions and employment benefits), Schretlen and Co (wealth management, Effectenbank Stroeve (investment advice) and Rabo Vastgoed (real estate projects). The Group operates an international network of 137 branches and offices in 34 countries. The Rabobank Group holds triple A credit ratings from the major international rating agencies. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

NOTES TO THE BALANCE SHEET

Rabobank Group's consolidated total assets grew by 6% to EUR 364 billion in 2001. The Tier I ratio amounted to 10.2 at the end of the year, and was thus slightly higher than the long-term target.

THE ASSETS SIDE OF THE BALANCE SHEET

10% increase in private sector lending
Rabobank Group's total lending rose during the year by 9% to EUR 208.6 (191.7) billion. Total lending consists of lending to the public sector, professional securities transactions and lending to the private sector. Of the increase in lending, EUR 18.1 billion was for the account of the private sector. This was 10% up, comparable to the increase in 2000. The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. Public sector lending changed little in 2001 at EUR 0.8 billion. The volume of professional securities transactions decreased to EUR 10.6 (11.7) billion.

Private individuals: sustained growth in lending
On balance, private individuals borrowed EUR 11.0 billion, or 14%, more than in 2000. The total volume of loans granted to this group of clients amounted to EUR 92.1 (81.1) billion. The largest portion, EUR 88.3 billion, related to mortgage loans. The developments in the housing market were the main driver of demand for loans to private individuals.

Trade, industry and services sector
Corporate clients in the trade, industry and services sector borrowed EUR 5.1 billion more in 2001 than at the end of 2000, an increase of 8%. Total loans granted to this sector amounted to EUR 73.5 billion.

Agricultural sector
Corporate clients in the agricultural sector borrowed 7% more on balance than in 2000. Total loans granted to the agricultural sector amounted to EUR 31.7 (29.7) billion. Of this total, EUR 15.8 (15.7) billion had been granted to the primary agricultural sector and EUR 15.9 (14.0) billion to the international food and agri-business sectors.

Lending by Group units
Of the total lending to the private sector of EUR 197.3 billion, EUR 137.9 billion (+11%) was granted by retail banking operations. The local banks were thus responsible for 70% of total lending. Wholesale banking accounted for EUR 45.1 billion (+8%), equal to 23% of total lending. The other units granted 7% of the Group's loans (+9%).

LIABILITY SIDE OF THE BALANCE SHEET

Funds entrusted increase 17%
Funds entrusted to Rabobank Group in 2001 increased by 17% to EUR 172 (147) billion. The item Funds entrusted is made up of savings, professional securities transactions and other funds entrusted. Professional securities transactions declined to EUR 8 (17) billion, and the Other funds entrusted increased to EUR 101 (74) billion.

Savings up 13%
Savings increased by EUR 7 billion, or 13%, to EUR 63 billion in 2001. This significant increase is due to the unfavourable stock exchange climate. In 2001, clients mainly transferred money to savings accounts rather than investing it in securities.

Increase in Group equity
Rabobank Group's reserves increased by EUR 1.8 billion to EUR 14.9 billion. This is due partly to the addition of Membership Certificates issued and to net profit, and partly to the write-downs in connection with the payment of goodwill. Group equity increased by EUR 2.3 billion to EUR 20.3 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests. Third-party interests increased by EUR 0.5 billion to EUR 3.7 billion.

Off-balance-sheet activities
Off-balance-sheet services include guarantees, irrevocable facilities and derivatives. The year-end amount of guarantees was EUR 9.6 (10.3) billion; the irrevocable facilities were EUR 25.7 (38.6) billion. The notional value of the derivatives outstanding was EUR 2,213 (2,086) billion. The credit risk incurred on these instruments is comparable to EUR 29.9 (25.2) billion in loans.

Tier I ratio: 10.2
The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between the core capital and the total risk-adjusted assets. At 31 December 2001 the Tier I ratio stood at 10.2 (10.3). This is slightly higher than the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high capital adequacy ratio is one of the chief reasons for Rabobank Group's triple A rating.

Total risk-adjusted items increased by EUR 10.5 billion to EUR 152.8 billion. This increase was largely the result of the rise in lending. The Tier I capital increased by EUR 2.3 billion to EUR 17.0 billion. This increase was the outcome of the addition of net profit and the issue of Member Certificates on the one hand and the write-down in connection with the payment of goodwill on the other.

BIS ratio: 10.5
The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio came to 10.5 (10.6). This is considerably higher than the minimum requirement set by the external supervisors of 8.0.

The consequences for capital of the change in accounting policies for pensions implemented at 1 January 2002 have been taken into account when calculating the Tier I ratio and the BIS ratio for 2001. This change in accounting policy relates to accounting for pension charges
and one of its effects will be that Rabobank Group's pension charges will be more stable in relation to salaries with effect from 2002. As a result of this change in accounting policy, some EUR 1.4 billion will be written off to reserves with effect from 1 January 2002. In order not to overstate the solvency ratios, it has been decided to compute them as if this change in accounting policy had already been applied in 2001. Without this write-off to reserves the ratios would have been higher by 0.9, with a Tier I ratio of 11.1 instead of 10.2 and a BIS ratio of 11.4 instead of 10.5.

NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's net profit increased by 8% in 2001 to EUR 1,291 million. This is below the targeted increase of at least 12%. The unfavourable stock exchange climate was a significant factor.

INCOME

Total income rose by 9% in 2001 to EUR 8,434 million. Interest income accounted for 60% of total income.

Interest income

In 2001, interest income increased by EUR 475 million to EUR 5,060 million. This represents a 10% increase and is in line with growth in lending and in savings.

Income from securities and participating interests

Income from securities and participating interests totalled EUR 517 (759) million, EUR 242 million less than in 2000. Two important factors accounted for this decline. In 2000, this item included the gain of approximately EUR 100 million on the sale of Nedship Bank. Secondly, there were significant price gains in 2000 on shares held in the investment portfolio. Due particularly to last year's unfavourable stock exchange climate, such price gains were not realised to the same extent in 2001.

Commission income up 21%

Commission income increased by 21% in 2001 to EUR 1,782 (1,467) million. This is mainly due to increases in other commissions, including income from industrial health and safety services (health and safety services and reintegration) supplied by Interpolis. Commission on funds transfers, foreign exchange arbitrage and insurance activities have been a comparatively stable factor over the years. As a result of the unfavourable stock exchange climate, commission on asset management increased by only 3% and commission on securities brokerage declined by 30%.

Commission on industrial health and safety services

Interpolis increased its industrial health and safety services considerably last year. This is the direct result of the collaborative ventures it entered into during 2001. Commission on industrial health and safety services increased by EUR 163 million in 2001 to EUR 223 million. This accelerated growth is shown under the heading “other units” in the chart.

Securities brokerage

Securities brokerage is realised mainly by the local Rabobanks. The sentiment on the stock exchanges was unfavourable last year. This is directly visible in the trend of the number of client orders transacted. The number of securities and option orders declined by 38% in 2001 to 1.9 million. Securities brokerage decreased by 30%.

Asset management fees

Robeco is the competence centre for asset management within Rabobank Group. The greater part of asset management fees consists of management fees received from the investment funds. Asset management fees increased by 3% in 2001 to EUR 401 (391) million. This limited increase is the result of a smaller average volume of assets managed and held in custody on the one hand, and the adjustments of management fees on the other.

Results on financial transactions

Results on financial transactions were EUR 422 (314) million, 34% higher than in 2000. Results on financial transactions are realised mainly by the wholesale banking business.

Other revenue
Other revenue amounted to EUR 653 (635) million. This is 3% more than in 2000. Other revenue includes underwriting results on Interpolis insurance contracts.

EXPENSES
While income increased by 9%, operating expenses rose by 7%, to EUR 5,834 (5,459) million. Staff costs account for 59% of operating expenses.

Staff costs
Staff costs increased by 11% in 2001 to EUR 3,434 (3,099) million. This increase resulted from both an expansion of the workforce and salary increases. Rabobank Group's workforce grew by 2,462 FTEs to 52,173 FTEs in 2001. Half of the increase was due to acquisitions and the other half was due to organic growth as a result of increased activities. As in 2000, staff numbers in local Rabobanks showed a limited increase.

Other administrative expenses and depreciation
Other administrative expenses rose by 8% to EUR 2,032 (1,886) million. Depreciation of buildings and fixtures and fittings was down 22% to EUR 368 million.

Value adjustments to receivables
This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. In 2001, the item Value adjustments to receivables increased by EUR 120 million to EUR 480 million. This increase is mainly due to the worsened economic conditions and, to a limited degree, increased lending.

Value adjustments to financial fixed assets
Value adjustments to financial fixed assets were EUR 59 (9) million in 2001. This increase is mainly due to write-downs of participating interests.

Net profit
After taxes of EUR 578 (507) million and third-party interests of EUR 192 (179) million net profit amounted to EUR 1,291 million, a rise of 8% on 2000. This percentage is below Rabobank Group's long-term target. Given the sharp market deterioration, the result is nevertheless acceptable. The net profit has been added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to realise customer value in the future.

OPERATING RESULT BY GROUP ACTIVITY

Rabobank Group's operating result (income less operating expenses) for 2001 was EUR 2,600 (2,301) million, 13% higher than in 2000. Rabobank Group's operating result is achieved by six activities.

Operating result by Group activity


in EUR million
1400
1200
1000
800
600
400
200
0
-200
+0%
+94%
-58%
-3%
+50%
2000
2001
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Other

Retail banking business

In 2001, the result of retail banking increased marginally to EUR 1,252 million. This was mainly due to a sharp decline in the number of securities orders. As a result, securities commission declined and there was only a slight net increase in income. Also, the retail banking business has not yet been sufficiently successful in actually performing services via direct channels (Internet and telephone) more efficiently. Staff numbers in local Rabobanks still showed a slight increase in 2001. While income increased by 7%, expenses rose by 10%.

Wholesale banking business

Wholesale banking almost doubled its operating profit in 2001. The result increased by EUR 404 billion to EUR 832 billion. The corporate banking, investment banking and structured finance activities of Rabobank International made a particularly strong contribution to the result. Sales of venture capital participations too, made another substantial contribution to the result. Because Group Treasury responded well to interest developments in the international money and capital markets, it realised a significant result increase.

Asset management

Asset management activities suffered considerably from the unfavourable stock exchange climate in 2001. The venture capital results from Weiss, Peck & Greer and the transaction fees from investment funds in particular were considerably lower than in 2000. Gross profit from asset management activities fell by 58% to EUR 116 (275) million. This significant decrease follows two years of exceptional growth in operating results.

Insurance business

The insurance subsidiary Interpolis achieved normal growth in its activities in 2001. However, the unfavourable stock exchange climate led to losses on the investment portfolio. As a consequence, operating result declined by 3% in 2001 to EUR 201 (206) million.

Leasing
The result from leasing activities of De Lage Landen rose by 50% to EUR 215 (143) million. This includes the positive effect of capital restructuring. Adjusted for this restructuring, the increase is 23%.

Other units
The results from the units included in other units fell by EUR 19 million in 2001 to a loss off 16 million.

CONSOLIDATED BALANCE SHEET
at 31 December 2001 (after profit appropriation)

(in EUR millions)		*2001*		*2000*
Assets				
Cash		3,736		3,086
Short-term government paper		5,311		7,362
Professional securities transactions	*28,359*		*28,485*	
Other banks	*11,719*		*9,879*	
Banks		40,078		38,364
Public sector lending	*761*		*823*	
Private sector lending	*197,262*		*179,137*	
Professional securities transactions	*10,591*		*11,706*	
Lending		208,614		191,666
Interest-bearing securities		78,680		73,610
Shares		12,556		15,850
Participating interests		156		567
Property and equipment		3,756		3,392
Other assets		4,365		2,590
Prepayments and accrued income		6,367		6,433
Total assets		**363,619**		**342,920**

(in EUR millions)		*2001*		*2000*
Liabilities				
Professional securities transactions	*17,076*		*28,429*	
Other banks	*62,938*		*55,462*	
Banks		80,014		83,891
Savings	*63,060*		*55,575*	
Professional securities transactions	*8,485*		*17,239*	
Other funds entrusted	*100,629*		*73,891*	
Funds entrusted		172,174		146,705
Debt securities		58,514		49,887
Other liabilities		12,258		22,862
Accruals and deferred income		4,187		6,844
Provisions		16,173		14,753
		343,320		324,942
Fund for general banking risks	*1,679*		*1,666*	
Subordinated loans	*52*		*53*	
Reserves	*14,914*		*13,108*	
Third-party interests	*3,654*		*3,151*	
Group equity		20,299		17,978
Total liabilities		**363,619**		**342,920**
Contingent liabilities		9,652		10,292
Irrevocable facilities		25,674		38,583

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for 2001

(in EUR millions)		2001		2000
Income				
Interest income	*20,020*		*18,408*	
Interest expense	*14,960*		*13,823*	
Interest		5,060		4,585
Income from securities and participating interests		517		759
Commission income	*1,996*		*1,659*	
Commission expense	*214*		*192*	
Commission		1,782		1,467
Results on financial transactions		422		314
Other income		653		635
Total income		8,434		7,760
Expenses				
Staff costs	*3,434*		*3,099*	
Other administrative expenses	*2,032*		*1,886*	
Staff costs and other administrative expenses		5,466		4,985
Depreciation		368		474
Operating expenses		5,834		5,459
Value adjustments to receivables		480		360
Value adjustments to financial fixed assets		59		9
Addition to fund for general banking risks		-		52
Total expenses		6,373		5,880
Operating profit before taxation		2,061		1,880
Taxation on operating profit		578		507
Operating profit/Group profit after taxation		1,483		1,373
Third-party interests		192		179
Net profit		**1,291**		**1,194**

Key figures

Key figures	2001	2000	1999	1998	1997
Volume of services (in EUR millions)					
Total assets	363,619	342,920	281,218	249,718	194,222
Private sector lending	197,262	179,137	161,074	129,554	117,569
Funds entrusted	172,174	146,705	127,527	114,826	98,307
Assets managed [1]	177,800	159,000	139,800	124,100	83,700
Premium income, insurance	3,926	3,417	2,867	2,485	2,168
Financial position and solvency (in EUR millions)					
Reserves	14,914	13,108	11,867	10,381	9,708
Tier I capital	16,976	14,653	13,007	11,817	11,113
Tier I + Tier II capital	17,426	15,093	13,650	12,660	11,947
Total risk-weighted assets	152,812	142,278	129,801	114,445	107,163
Tier I ratio	10.2	10.3	10.0	10.3	10.4
BIS ratio	10.5	10.6	10.5	11.1	11.1
Profit and loss account (in EUR millions)					
- Interest	5,060	4,585	4,499	3,781	3,542
- Commission and other income	3,374	3,175	2,307	2,051	1,738
Total income	8,434	7,760	6,806	5,832	5,280
Operating expenses	5,834	5,459	4,826	4,099	3,730
Value adjustments to receivables	480	360	350	340	254
Value adjustments to financial fixed assets	59	9			
Addition to the Fund for general banking risks		52	100		
Operating profit before taxation	2,061	1,880	1,530	1,393	1,296
Taxation on operating profit	578	507	423	401	395
Third-party interests	192	179	87	56	36
Net profit	1,291	1,194	1,020	936	865
Ratios					
Return on reserves	9.8%	10.1%	9.8%	9.6%	9.8%
Efficiency ratio	69.2%	70.4%	70.9%	70.3%	70.6%
Other data (numbers of)					
Member Banks	369	397	424	445	481
Offices:					
- branches	1,648	1,727	1,795	1,797	1,823
- agencies	455	548	610	629	654
Cash dispensing machines	2,889	2,676	2,546	2,430	2,268
Foreign offices	137	142	147	150	112
Employees:					
- total number	58,120	55,098	53,147	49,465	44,667
- full-time equivalents	52,173	49,711	48,224	45,310	40,927
Members (x 1,000)	825	550	510	515	525

General: The figures relating to group entities will not always correspond with Rabobank Group totals due to consolidation effects.

[1] As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements. The assets under management consist of assets managed for customers and the group's investment portfolio.

02 APR 17

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 338A
TRANCHE NO.:1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")**

USD 36,400,000 Callable Fixed Rate Accrual Notes due 1 March 2010

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 1 March 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 1 September 2003 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 January 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Ciruclar**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	338A.
	(ii) Tranche Number:	1.
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 36,400,000.
	(ii) Tranche:	USD 36,400,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	1 March 2002.
8.	Maturity Date:	1 March 2010.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable.

(i) Rate of Interest:

For the period from and including the Issue Date to but excluding 1 March 2003:

9.125 per cent. per annum payable semi-annually in arrear.

For the period from and including 1 March 2003 to but excluding the Maturity Date the amount of interest payable will be determined by the following:

9.125 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

"Maximum Reference Level" means:

	6.25 per cent. for the period from and including 1 March 2003 to but excluding 1 March 2004. 6.50 per cent. for the period from and including 1 March 2004 to but excluding 1 March 2005. 6.75 per cent. for the period from and including 1 March 2005 to but excluding 1 March 2006. 7.25 per cent. for the period from and including 1 March 2006 to but excluding the Maturity Date. **"Observation Period"** means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.
(ii) Interest Payment Date(s):	Interest is payable semi-annually in arrear on 1 March and 1 September in each year commencing on 1 September 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
(iv) Broken Amount:	Not Applicable.
(v) Day Count Fraction (Condition 1(a)):	Actual/Actual.
(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable.
18. **Floating Rate Note Provisions**:	Not Applicable.

19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 1 September 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal amount to be redeemed:	Not Applicable.
	(b) Maximum nominal amount to be redeemed:	Not Applicable.
	(iv) Option Exercise Date(s):	Not Applicable.
	(v) Description of any other Issuer's option:	Not Applicable.
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**	Not applicable.

24.	**Final Redemption Amount**	100 per cent. Of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes.
(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes	No.

(and dates on which such Talons mature):

29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0143161676
38.	Common Code:	014316167
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.154929 producing a sum of (for Notes not denominated in Euro):	Euro 42,039,416
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	1 March 2002.
46.	Date of Base Offering Circular:	27 September 2001.

Signed on behalf of the Issuer:

By:...........................

Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770		
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560		
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

02 APR 17

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

**Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**SERIES NO.: 339A
TRANCHE NO.: 1**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) (the "Issuer")**

USD 11,000,000 Callable Fixed Rate Accrual Notes due 1 March 2012

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 1 March 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 1 September 2002 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 31 January 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular (together the "Offering Circular") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singpore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find attached additional Dutch selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securtities Board of the Netherlands.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	339A.
	(ii) Tranche Number:	1.
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 11,000,000.
	(ii) Tranche:	USD 11,000,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 10,000.
7.	Issue Date:	1 March 2002.
8.	Maturity Date:	1 March 2012.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable.

(i) Rate of Interest:

The amount of interest payable will be determined by the following:

9.125 per cent. multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the 7.00 per cent.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

(ii) Interest Payment Date(s):

Interest is payable semi-annually in arrear on 1 March and 1 September in each year commencing on 1 September 2002 and

		ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not Applicable.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
18.	**Floating Rate Note Provisions**:	Not Applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable.
	(i) Optional Redemption Date(s):	Each Interest Payment Date from and including 1 September 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii) If redeemable in part:	
	(a) Minimum nominal	Not Applicable.

	-	amount to be redeemed:	
	(b)	Maximum nominal amount to be redeemed:	Not Applicable.
(iv)		Option Exercise Date(s):	Not Applicable.
(v)		Description of any other Issuer's option:	Not Applicable.
(vi)		Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.

23. **Put Option** — Not applicable.

24. **Final Redemption Amount** — 100 per cent. of the Aggregate Nominal Amount.

25. **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled

accountholders.

Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable.
	(ii)	Stabilising Manager (if any):	Not Applicable.
	(iii)	Dealer's Commission:	Not Applicable.
35.		If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.		Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). General: The Dealer agrees that it will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any other country or jurisdiction except under circumstances that will, to the of best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0143105848
38.	Common Code:	014310584

39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.154929 producing a sum of (for Notes not denominated in Euro):	Euro 12,704,219
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	1 March 2002.
46.	Date of Base Offering Circular:	27 September 2001

Signed on behalf of the Issuer:

By:.................................

Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770		
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560		
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

02 APR 17 AM 11:2

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 333A
TRANCHE NO: 1

EUR 35,000,000
90% Principal Protected Notes
Linked to the Momentum Basket based on Robeco N.V. and Rorento N.V. and the Cash Fund
due 25 March 2005

Issue Price: 101.00 per cent.

Rabo Securities N.V.

The date of this Pricing Supplement is 4 March 2002.

NOTEHOLDERS SHOULD UNDERSTAND THAT PAYMENTS OF PRINCIPAL UNDER THE NOTES WILL BE LINKED TO THE PERFORMANCE OF TWO FUNDS (AS DEFINED HEREIN), WHICH THEMSELVES CONTAIN SUBSTANTIAL MARKET RISKS. NEVERTHELESS, IN NO CIRCUMSTANCES (OTHER THAN THE INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 7(C) OR CONDITION 11) MAY THE NOTES BE REDEEMED FOR LESS THAN 90% OF THEIR PRINCIPAL AMOUNT (SEE PARAGRAPH 25 OF THIS PRICING SUPPLEMENT).

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffessen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find attached the additional Belgium and Luxembourg Selling Restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2.	(i)	Series Number:	333A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 35,000,000
	(ii)	Tranche:	EUR 35,000,000
5.	(i)	Issue Price:	101.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 35,350,000
6.	Specified Denomination:		EUR 1,000
7.	(i)	Issue Date:	25 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		25 March 2005
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Zero Coupon
11.	Redemption/Payment Basis:		Equity Linked Redemption Notes (for further details see Schedule)
12.	Change of Interest or Redemption/Payment Basis:		Not Applicable
13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15.	Listing:		Luxembourg
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions		Not Applicable
18.	Floating Rate Provisions		Not Applicable
19.	Zero Coupon Note Provisions		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii)	Any other formula/basis of determining amount payable:	See Schedule
20.	Index Linked Interest Note Provisions		Not Applicable
21.	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call Option		Not Applicable
23.	Put Option		Not Applicable
24.	Final Redemption Amount		The Final Redemption Amount will be at least 90 per cent. of the Specified Denomination (for further details see Schedule)
25.	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons or an event of default, shall be an amount equal to the market value of the Notes on the date of redemption, adjusted to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary global note exchangeable for a permanent global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35.		If non-syndicated, name of Dealer:	Rabo Securities N.V.
36.		Additional selling restrictions:	Belgium The offering shall not be a public offering in Belgium and shall not be notified to the Belgian Banking and Finance Commission. This Pricing Supplement may not be distributed to the public in Belgium and the Notes may not be publicly offered for sale in Belgium. No steps may be taken which would constitute or result in a public offering of Notes in Belgium. Any action violating the foregoing may cause such named offeree and the Issuer to be in violation of the Belgian securities law. Luxembourg The Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0143925997
38.	Common Code:	14392599
39.	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Rabo Securities N.V. as Calculation Agent

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45.	Date of Pricing Supplement:	4 March 2002
46.	Date of Base Offering Circular:	27 September 2001

Signed on behalf of the Issuer:

By: ________________________
Duly authorised

SCHEDULE

1. Final Redemption Amount

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the "**Final Redemption Amount**") determined by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$\left\{90\% + 80\% \times Max\left[0, \frac{Underlying\ Unit\ Value_{end}}{Underlying\ Unit\ Value_{start}} - 1\right]\right\} \times N$$

where:

"*N*" means the Specified Denomination of such Note;

"***Underlying Unit Value***$_{start}$" means EUR 1,000; and

"***Underlying Unit Value***$_{end}$" means the arithmetic average of the Underlying Unit Value (as defined below) as at the Valuation Time (as defined below) on the seven Redemption Valuation Averaging Dates (as defined below).

For the avoidance of doubt, in no circumstances shall the Final Redemption Amount be less than ninety per cent. of the nominal value of each Note.

2. Definitions

In this Pricing Supplement, the following definitions shall apply:

"**Basket Business Day**" means any day:

(a) that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Relevant Exchange or any Related Exchanges; and

(b) if the Underlying Unit includes units in the Cash Fund, on which the Cash Fund Administrator is expected to calculate and publish a Net Asset Value.

"**Basket Reweighting Period**" means the period of up to five Basket Business Days from and including each Basket Setting Date.

"**Basket Setting Date**" means the Initial Basket Setting Date and each 40th Basket Business Day, from and including the 40th Basket Business Day following the Issue Date. In no circumstances shall there be a Basket Setting Date after the Maturity Date.

"**Cash Fund**" means the JP Morgan Fleming Asset Management EURO Liquidity Fund - Accumulating Class C shares (ISIN:LU0088882138), a fund managed by the Cash Fund Manager denominated in Euro and containing cash or equivalent securities, or any Replacement Fund (as defined in paragraph 6 below), units in which may become a constituent of the Underlying Unit pursuant to the Volatility Control Mechanism described in paragraph 5 below.

"**Cash Fund Administrator**" means JPMorgan Chase Bank Luxembourg S.A.

"**Final Underlying Unit Valuation Date**" means the final Redemption Valuation Averaging Date.

"**Fund**" means the Robeco Fund or, as the case may be, the Rorento Fund (or, in the case of any substitution of the Shares of either such Fund pursuant to paragraph 7 below, the issuer of the Substitute Shares (as defined in paragraph 7 below)).

"**Fund Manager**" means, for the Cash Fund, JP Morgan Investment Management Limited, London, and for both the Robeco Fund and the Rorento Fund, Robeco Nederland B.V., an operating company of the Robeco Group or in any such case any other manager appointed as such under the terms of the relevant Fund.

"**Initial Basket Setting Date**" means 25th March, 2002.

"**Market Disruption Event**" means, in respect of each Share, the occurrence or existence during the two hour period prior to close of trading of a suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Exchange or otherwise) on:

(a) the Shares on the Relevant Exchange; or

(b) the Relevant Exchange or on any Related Exchanges of options contracts or futures contracts on the Shares or options or futures on securities generally,

if, in the determination of the Calculation Agent, such suspension or limitation is material. For the purposes of this definition, a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Stock Exchange or any Related Exchange.

"**Net Asset Value**" is the net asset value per share of the Cash Fund, as determined by the Cash Fund Administrator.

"**Redemption Valuation Averaging Date**" means the 23rd of each month from and including 23rd September, 2004 to and including 23rd March, 2005 (seven in all), provided that, if any such date is not a Basket Business Day, the relevant Redemption Valuation Averaging Date shall be the next following Basket Business Day.

"**Related Exchange**" means, in respect of each Share, any exchange or quotation system other than the Relevant Exchange on which such Share or options contracts or futures contracts on such Share are traded or quoted and as may be selected from time to time by the Calculation Agent.

"**Relevant Exchange**" means the Stock Market of Euronext Amsterdam N.V.

"**Risk Advisory Fee**" means a fee calculated at the rate of 0.137 bps per calendar day.

"**Robeco Fund**" means Robeco N.V., an investment company listed on the Relevant Exchange with variable capital incorporated under Dutch law.

"**Rorento Fund**" means Rorento N.V., an investment company listed on the Relevant Exchange with variable capital incorporated under Antillean law.

"**Robeco / Rorento Momentum Basket**" means, at any time, a basket of Robeco Shares and Rorento Shares in the respective proportions selected by the Calculation Agent on the basis of the Share Weighting Mechanism described in paragraph 3 below.

"**Share**" means an ordinary bearer share in the Robeco Fund (Reuters code: RBEN.AS Equity) or any Substitute Share (as defined in paragraph 7 below) (a "**Robeco Share**") or, as the case may be, an ordinary bearer share in the Rorento Fund (Reuters code: RNTO.AS Equity) or any Substitute Share (as defined in paragraph 7 below) (a "**Rorento Share**").

"**Underlying Unit**" means, at any time, the aggregation of the Robeco / Rorento Momentum Basket and the Cash Fund (if any) at that time.

"**Underlying Unit Value**" means, at any time "t" (i.e. $U(t)$), an amount determined by the Calculation Agent in its sole and absolute discretion either:

(a) in the case of a valuation which takes place before the Underlying Unit first includes any units in the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below, in accordance with the following formula:

$$U(t) = B(t) - F(t)$$

(b) in the case of a valuation which takes place after the Underlying Unit first includes any units in the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below, in accordance with the following formula:

$$U(t) = U(\tilde{t}) \times \left(\alpha(\tilde{t}) \times \frac{B(t)}{B(\tilde{t})} + \left(1 - \alpha(\tilde{t})\right) \frac{C(t)}{C(\tilde{t})} \right) - F(t)$$

where, in either case:

"$B(t)$" is the Robeco / Rorento Momentum Basket Value at time "t";

"$B(\tilde{t})$" is the Robeco / Rorento Momentum Basket Value at time "$\tilde{t}$";

"$C(t)$" is the Net Asset Value at time "t";

"$C(\tilde{t})$" is the Net Asset Value at time "$\tilde{t}$";

"$\alpha(\tilde{t})$" is the proportion of the Robeco / Rorento Momentum Basket in the Underlying Unit as dictated by the Volatility Control Mechanism at time "$\tilde{t}$";

"$F(t)$" is the Risk Advisory Fee, charged to time "t". For the avoidance of doubt, the Risk Advisory Fee is applied on a daily basis at the rate of 0.137 bps per calendar day by reference to the Underlying Unit Value on the previous day;

"$\tilde{t}$" is the most recent date upon which there was any increase or decrease in the proportion of the Underlying Unit which comprised the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below; and

"$U(\tilde{t})$" is the Underlying Unit Value at time "$\tilde{t}$".

"**Valuation Time**" means the latest of the opening time on the Relevant Exchange and, if the Underlying Unit includes units in the Cash Fund, the time when the Net Asset Value is published.

3. Share Weighting Mechanism

The proportion of Shares comprising the Robeco / Rorento Momentum Basket shall be determined by the Calculation Agent in its sole and absolute discretion as follows:

(a) As at each Performance Determination Time (as defined below) on each Performance Determination Date (as defined below), the Calculation Agent shall calculate the respective performance (i.e. $P_i(t-1,t)$) of each Share in accordance with the following formula:

$$P_i(t-1,t) = \frac{S_i(t)}{S_i(t-1)}$$

where:

"$S_i(t)$" is the official opening price of the relevant Share "i" at the Performance Determination Time on the Performance Determination Date;

"$S_i(t-1)$" is the official opening price of the relevant Share "i" at the Performance Determination Time on the Previous Performance Determination Date;

"**Performance Determination Date**" means the second Basket Business Day immediately preceding each Basket Setting Date;

"**Performance Determination Time**" means the opening time on the Relevant Exchange; and

"**Previous Performance Determination Date**" means the second Performance Determination Date immediately preceding the Basket Setting Date (or, if none, the date that is the 42nd Basket Business Day before the Initial Basket Setting Date).

(b) The Robeco / Rorento Momentum Basket shall comprise Robeco Shares and Rorento Shares in the following proportions (each a "**Weighting**"):

(i) with effect from each Basket Setting Date, the Robeco / Rorento Momentum Basket shall be reweighted such that those Shares which have performed better as at the relevant Performance Determination Date (i.e. have the greater $P_i(t-1,t)$ in accordance with the above formula) shall receive a 75 per cent. Weighting, and the other Shares shall receive a 25 per cent. Weighting;

(ii) if the Robeco Shares and the Rorento Shares have performed equally as at the relevant Performance Determination Date (i.e. the above formula produces the same result for both Shares), the Weighting with effect from the relevant

Basket Setting Date shall be 50 per cent. in respect of each of the Robeco Shares and the Rorento Shares.

(c) For the purposes of giving effect to any reweighting to the Robeco / Rorento Momentum Basket as referred to above, the Calculation Agent shall, during the period from and including the relevant Basket Setting Date to the close of business (Amsterdam time) on the last day of the relevant Basket Reweighting Period, use its best efforts to effect such sales and purchases in the Shares as are necessary to ensure that the Robeco / Rorento Momentum Basket comprises, with effect from the end of the Basket Reweighting Period, Shares with the relevant Weightings as determined pursuant to paragraph (b) above.

In the case where sales / purchases of such Shares takes less than five Basket Business Day the Basket Reweighting Period will be reduced accordingly.

(d) Following the sales and purchases referred to in paragraph (c) above, the Calculation Agent will determine the volume weighted average price of each Share (the **"Reweighting Share Price"**) at which such sales and purchases were made.

4. Robeco / Rorento Momentum Basket Value

The "**Robeco / Rorento Momentum Basket Value**" is EUR 1,000 for the five Basket Business Days from and including the Initial Basket Settings Date. Thereafter the "**Robeco / Rorento Momentum Basket Value**" means, at any time, the valuation of the Robeco / Rorento Momentum Basket as determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

(a) For the period from the sixth Basket Business Day following the Initial Basket Setting Date until the end of the second Basket Reweighting Period after the Issue Date the value of the Robeco / Rorento Momentum Basket at time "t" is given by the following formula:

$$B(t) = \widetilde{B}(initial) * \left[\sum_{i=1}^{2} w_i(initial) * \frac{S_i(t)}{\widetilde{S}_i(initial)} \right]$$

where :

"$\widetilde{S}_i(initial)$" is the average of the official opening price of Share "i" for the five Basket Business Days from and including the Initial Basket Setting Date;

"$\widetilde{B}(initial)$" is set at EUR 1,000; and

"$w_i(initial)$" is the Weighting of Share "i" (as determined in accordance with paragraph 3 above) on the first Performance Determination Date.

(b) For the period following the end of the second Basket Reweighting Period until the Maturity Date the value of the Robeco / Rorento Momentum Basket at time "t" is given by the following formula:

$$B(t) = \widetilde{B}(\widetilde{t}) * \left[\sum_{i=1}^{2} W_i(\widetilde{t}) \times \frac{S_i(t)}{\widetilde{S}_i(\widetilde{t})} \right],$$

where :

"t" is the date of valuation;

"$\tilde{t}$" is the immediately preceding Basket Setting Date (or, if the relevant date of valuation is during a Basket Reweighting Period, the second preceding Basket Setting Date);

"$W_i(\tilde{t})$" is the Weighting for Share "i" allocated at time "$\tilde{t}$" (as determined in accordance with paragraph 3 above);

"$S_i(t)$" is the latest official opening price of the relevant Share "i" at time "t";

"$\tilde{S}_i(\tilde{t})$" is the Reweighting Share Price of Share "i" determined by the Calculation Agent in respect of the Basket Reweighting Period related to the Basket Setting Date "$\tilde{t}$"; and

"$\tilde{B}(\tilde{t})$" is the Robeco / Rorento Momentum Basket Value calculated on the previous Basket Setting Date "$\tilde{t}$" in accordance with each Reweighting Share Price "$\tilde{S}_i(\tilde{t})$".

5. Volatility Control Mechanism

The volatility of the Robeco / Rorento Momentum Basket shall be monitored and controlled by the Calculation Agent in accordance with the following arrangements (the "**Volatility Control Mechanism**"):

(a) On each Basket Business Day, from the sixth Basket Business Day after the Issue Date, the Calculation Agent shall measure the volatility of the Robeco / Rorento Momentum Basket using the Volatility Index (as described below), and, dependent on the value of the Volatility Index, shall alter the allocation of the Underlying Unit between the Robeco / Rorento Momentum Basket and units in the Cash Fund in accordance with the Risk Management Schedule (as described below).

(b) *The Volatility Index* — The Volatility Index will be determined by the Calculation Agent on the basis of the 30 Basket Business Days' rolling annualised standard deviation of the daily Robeco / Rorento Momentum Basket Value by applying the following formula:

$$\sqrt{\frac{n.\sum_{i=1}^{i=n} Ln\left(\frac{B(t-i)}{B(t-i-1)}\right)^2 - \left(\sum_{i=1}^{i=n} Ln\left(\frac{B(t-i)}{B(t-i-1)}\right)\right)^2}{n(n-1)}} x\sqrt{251}$$

where:

"$B(t)$" is the Robeco / Rorento Momentum Basket Value at the time "t";

"n" is 30, being the number of quotes taken into account for the Volatility Index; and

"*Ln*" is the natural logarithm.

The Volatility Control Mechanism will start on the sixth Basket Business Day after the Issue Date. After this time, the Calculation Agent will provide simulated daily unit values of the Robeco / Rorento Momentum Basket, for the 30 Basket Business Days prior to the Initial Basket Setting Date according to the following formula.

$$B(t) = \widetilde{B}(initial) * \left[\sum_{i=1}^{2} w_i(initial) * \frac{S_i(t)}{\widetilde{S}_i(initial)} \right]$$

(c) *Risk Management Schedule* — If the Volatility Index of the Robeco / Rorento Momentum Basket equals or exceeds 25 per cent. then the Calculation Agent shall, as soon as practicable, reduce (on a *pro-rata* basis across all of the Robeco Shares and the Rorento Shares) that portion of the Underlying Unit which comprises the Robeco / Rorento Momentum Basket and substitute units in the Cash Fund in accordance with the following table:

	Proportion of Underlying Unit	
Volatility Index	**Units in the Cash Fund**	**Robeco /Rorento Momentum Basket**
Below 25%	0%	100%
Equal to or greater than 25%, but less than 26%	25%	75%
Equal to or greater than 26%, but less than 27%	50%	50%
Equal to or greater than 27%, but less than 28%	75%	25%
Equal to or greater than 28%	100%	0%

In the event that the Risk Management Schedule requires a change in the proportion in the Robeco / Rorento Momentum Basket as against units in the Cash Fund, the Calculation Agent shall effect the change as soon as practicable, but any such change shall be subject to the following two provisions:

(i) in the event of an increase in the proportion attributable to units in the Cash Fund, any corresponding conversion back to the Robeco / Rorento Momentum Basket shall not be effected before a period of five Basket Business Days has passed; and

(ii) if required, any decrease in the proportion in the Cash Fund as against units in the Robeco / Rorento Momentum Basket may only be effected (if required) at the rate of one threshold of the Risk Management Schedule per three Basket Business Days.

6. Cash Fund Substitution

If, in the reasonable opinion of the Calculation Agent, any of the following events (each a "**Substitution Event**") occurs in respect of the Cash Fund:

(a) the Cash Fund ceases to exist;

(b) the Calculation Agent determines that the main investment objectives, risk profile or investment guidelines of the Cash Fund are changed in any material respect;

(c) the Cash Fund Administrator fails, other than for reasons of a technical or operational nature, to calculate the value of any of the funds for five consecutive London Business Days;

(d) the activities of the Cash Fund or the Cash Fund Administrator are under review by any regulatory body to whose rules it is subject for reasons of any alleged wrongdoing, breach of any rule or any regulation or other similar reason;

(e) the Calculation Agent is unable, for whatever reason, to buy or sell units in the Cash Fund on a daily basis;

(f) any event occurs which, in the determination of the Calculation Agent, materially affects the value of any of the units in the Cash Fund; or

(g) the net asset value, as determined by the Calculation Agent, falls below EUR 50,000,000 (or its equivalent in other currencies),

then the Calculation Agent shall replace the Cash Fund with a substitute fund as provided below.

Upon the occurrence of a Substitution Event the Calculation Agent, using all reasonable efforts, shall replace the Cash Fund with a fund (the "**Replacement Fund**") which (i) most closely resembles the Cash Fund immediately prior to the Substitution Event and (ii) in the reasonable opinion of the Calculation Agent, complies with each of the following criteria:

(a) it has a minimum net asset value of EUR 50,000,000;

(b) it is denominated in Euro;

(c) it has been in existence for a minimum of three years;

(d) it uses the same benchmark as the Cash Fund; and

(e) it has passed the then existing due diligence procedures implemented by the Calculation Agent.

7. Extraordinary Events

(a) If, at any time before the Final Underlying Unit Valuation Date, a Merger Event, a Lock-In Event or Insolvency (in each case as defined below) occurs with regard to the Robeco Fund or the Rorento Fund (each Share of the relevant Fund being an "**Affected Share**"), the Calculation Agent shall, if it deems it appropriate, use all reasonable efforts to find an alternative share (the "**Substitute Share**") to replace the Affected Share (and, if necessary, the Calculation Agent shall make corresponding adjustment(s) to any variable, calculation methodology, valuation, settlement, payment terms or any other terms relevant to the Notes, as the Calculation Agent determines appropriate to account for the substitution of the Affected Share by the Substitute Share). In the event that the Calculation Agent is unable to find a suitable Substitute Share within five Basket Business Days of the Merger Event, Lock-In Event or Insolvency (as the case may be), the provisions of sub-paragraph (b) below shall apply.

(b) Where the Calculation Agent is unable to find a Substitute Share to replace the Affected Share in accordance with paragraph (a) above, the Calculation Agent shall

choose a substitute index (a "**Substitute Index**"). The Substitute Index selected by the Calculation Agent shall replace the Affected Shares for the purposes of the Notes (and the Calculation Agent shall make corresponding adjustment(s) to any variable, calculation methodology, valuation, settlement, payment terms or any other terms relevant to the Notes, as the Calculation Agent determines appropriate to account for the substitution of the Affected Share by the Substitute Index).

(c) For the purposes of this paragraph 7:

"**Insolvency**" means that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or, any analogous proceeding affecting a Fund:

(i) all the Shares of that Fund are required to be transferred to a trustee, liquidator or other similar official; or

(ii) holders of the Shares of that Fund become legally prohibited from transferring them.

"**Lock-In Event**" means any one of the following events:

(i) the main investment objective of either Fund is amended in accordance with its rules so that it no longer refers solely to the benchmark as set out in respect of that Fund on the Initial Basket Setting Date;

(ii) the currency denomination of either Fund is amended in accordance with its rules so that the net asset value of such Fund on any Basket Business Day is not longer calculated in U.S. dollars or Euro;

(iii) the Calculation Agent is unable, for whatever reason, to buy or sell Shares of either Fund at the official opening price on a daily basis without transaction costs;

(iv) the Calculation Agent's holding in either Fund is higher than 10% of the total net assets in that Fund;

(v) the Relevant Exchange of either Fund fails for any reason, other than of technical or operational nature, to publish the official opening price of the Fund for five consecutive Basket Business Days and the reason for such failure is as a consequence of any decision to liquidate or dissolve the Fund;

(vi) the activities of either Fund or either Fund Manager are placed under review by its regulators for reasons of wrongdoing, breach of any rule or regulation or other similar reason;

(vii) there is any change in the regulatory or tax treatment applicable with respect to any Fund which could have an economic impact for the Calculation Agent as a holder of an interest in that Fund; and

(viii) any suspension of or limitation imposed on trading in any Shares (by reason of liquidity restrictions or otherwise) if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

"**Merger Event**" means in respect of any Shares, any:

(i) reclassification or change of such Shares that results in a transfer of, or an irrevocable commitment to transfer, all of such Shares outstanding;

(ii) consolidation, amalgamation or merger of the relevant Fund with or into another entity (other than a consolidation, or merger in which such issuer is the continuing entity and which does not result in any such reclassification or change of all such Shares outstanding); or

(iii) other takeover offer for such Shares that result in a transfer of, or an irrevocable commitment to transfer, all such Shares (other than such Shares owned or controlled by the offeror);

in each case if the day upon which all holders of the relevant Shares (other than, in the case of a takeover offer, Shares owned or controlled by the offeror), have agreed or have irrevocably become obliged to transfer their Shares occurs on or before the Find Underlying Unit Valuation Date.

8. Calculation of the Underlying Unit Value and the Final Redemption Amount

The Calculation Agent will:

(a) on the Final Underlying Unit Valuation Date, or as soon as practicable thereafter, determine the Final Redemption Amount in respect of each Note in accordance with the provisions of this Schedule; and

(b) upon determining the Final Redemption Amount in respect of each Note, forthwith (and in any event not later than 5.00 p.m., Amsterdam Time, on the second Basket Business Day following the Final Underlying Unit Valuation Date) give notice thereof to the Issuer and the Agent.

9. Calculations and Determinations by the Calculation Agent

All calculations and determinations by the Calculation Agent of all items falling to be determined by them in connection with this Schedule shall be made by it in its sole and absolute discretion and, in the absence of manifest error, shall be final and binding on all parties. The Calculation Agent will not have any responsibility to any person for good faith errors or omissions in the calculation by it of any item in connection with the Notes.

10. Information on the Robeco Fund, the Rorento Fund and the Cash Fund

(a) The Prospectuses and the latest financial statements for the Robeco Fund, the Rorento Fund and the Cash Fund (for the purpose of this clause the Cash Fund means JP Morgan Fleming Asset Management EURO Liquidity Fund -Accumulating Class C shares) are incorporated by reference in this Pricing Supplement.

(b) The Prospectuses for the Robeco Fund, the Rorento Fund and the Cash Fund and the latest annual accounts and interim accounts of these funds can be obtained free of charge at the office of Deutsche Bank Luxembourg S.A.: 14 Boulevard F.D. Roosevelt, L-2450 Luxembourg, Luxembourg.

(c) The Cash Fund is a so-called société d'investissement à capital variable domiciled in Luxembourg. It invests in a diversified portfolio of high quality predominantly euro denominated money market securities. The shares of the Cash Fund are listed on the Luxembourg Stock Exchange.

(d) The calculation of the net asset value of the Robeco Fund and the Rorento Fund is the responsibility of Robeco Nederland B.V. The calculation of the net asset value of the Cash Fund is the responsibility of JPMorgan Chase Bank Luxembourg S.A.

(e) The method and frequency of calculation of the net asset value of each fund as referred to above are set out in the relevant prospectus. The net asset value of each fund can be obtained free of charge at the office of Deutsche Bank Luxembourg S.A.: 14 Boulevard F.D. Roosevelt, L-2450 Luxembourg, Luxembourg.

(f) The net asset value of each fund as referred to above is set out below (in euro):

ROBECO N.V., RORENTO N.V. AND JPM EURO LIQUIDITY C SHARE

	Robeco	Rorento	JPM
03/01/2000 (Wk 1)	40,65	33,20	10.075
01/02/2000 (Wk 5)	39,78	33,45	10.100
01/03/2000 (Wk 9)	41,87	33,57	10.125
03/04/2000 (Wk 14)	43,57	34,36	10.156
01/05/2000 (Wk 18)	42,96	34,95	10.183
02/06/2000 (Wk 23)	40,72	34,53	10.218
03/07/2000 (Wk 27)	40,43	34,35	10.251
01/08/2000 (Wk 31)	40,78	34,85	10.285
01/09/2000 (Wk 36)	44,64	36,23	10.326
02/10/2000 (Wk 40)	42,84	36,40	10.363
01/11/2000 (Wk 44)	43,85	37,27	10.403
01/12/2000 (Wk 49)	39,98	36,87	10.447
02/01/2001 (Wk 1)	38,30	35,94	10.488
01/02/2001 (Wk 6)	37,46	36,39	10.529
01/03/2001 (Wk 10)	35,01	36,75	10.567
02/04/2001 (Wk 14)	33,80	37,46	10.611
01/05/2001 (Wk 18)	35,44	36,54	10.649
01/06/2001 (Wk 23)	36,52	37,92	10.695
02/07/2001 (Wk 27)	35,31	37,85	10.733
01/08/2001 (Wk 31)	33,60	37,61	10.771
03/09/2001 (Wk 36)	30,91	37,87	10.813
01/10/2001 (Wk 40)	28,79	38,14	10.848
01/11/2001 (Wk 45)	29,32	39,28	10.885
03/12/2001 (Wk 49)	30,99	38,43	10.920
02/01/2002 (Wk 1)	31,25	37,52	10.950
31/01/2002 (Wk 6)	30,95	38,02	10.979
01/02/2002 (Wk 6)	31,45	38,01	10.982
28/02/2002 (Wk 8)	31,55	38,00	11.006

THIS TABLE HAS BEEN PREPARED ON THE BASIS OF INFORMATION PROVIDED BY ROBECO NEDERLAND B.V. WITH RESPECT TO ROBECO N.V. AND RORENTO N.V. AND BY JP MORGAN CHASE LUXEMBOURG S.A. IN RESPECT OF THE CASH FUND. THE ISSUER HAS NOT MADE ANY VERIFICATION AS TO THE CORRECTNESS OF THE DATA PRESENTED.

APPENDIX A

PART I
INVESTMENT CONSIDERATIONS

Terms used herein have the meanings given to them in the body of this Pricing Supplement (including the Schedule hereto).

1. Potential purchasers of the Notes should be aware that buying and selling Shares during the Basket Reweighting Period is undertaken by the Calculation Agent on a best execution basis and that the Calculation Agent will use its best efforts to ensure that at the end of the Basket Reweighting Period the Robeco/Rorento Momentum Basket is comprised of Shares with the relevant Weightings as determined in accordance with paragraph 3 of the Schedule. However, it may not be possible for the Calculation Agent to achieve the relevant Weighting in respect of each such Share. During the Basket Reweighting Period the actual number of Shares in the Robeco/Rorento Momentum Basket and the exact value thereof is not a fixed amount. The outcome of the buying and selling efforts of the Calculation Agent on the Relevant Stock Exchanges (i.e. the actual number of Shares in the modified Robeco/Rorento Momentum Basket) will be known after the Basket Reweighting Period. General market conditions and the market conditions on the Relevant Exchange can change during the Basket Reweighting Period and can have an impact on the valuation of the Notes in a way that differs from ordinary equity linked notes or ordinary index linked notes.

2. The Volatility Control Mechanism provides for an increase or decrease of the allocation to or from the Cash Fund. The conversion from Shares to units in the Cash Fund and *vice versa*, is undertaken by the Calculation Agent on a best efforts basis as soon as practicable after a conversion is required under the Volatility Control Mechanism. The exact components of the Underlying Unit may not be known to the Issuer or the holders of the Notes at any given point in time during which the Calculation Agent is in the process of converting Shares to units in the Cash Fund or *vice versa*.

3. The Volatility Control Mechanism provides for an allocation of the invested amount to a Cash Fund in accordance with the table included in paragraph 5(c) of the Schedule to this Pricing Supplement. Up to 100% of the value of the Notes may be invested for any amount of time in units in the Cash Fund, the performance and creditworthiness of which can not be guaranteed by the Issuer.

4. Potential purchasers of the Notes should be aware that in the mathematical formula for calculating the Underlying Unit Value a Risk Advisory Fee is included. The Risk Advisory Fee amounts to 0.137 basis points per day, deducted from the Underlying Unit Value. Although the Risk Advisory Fee allows the Issuer to set the percentage at which the increase of the Underlying Unit Value will be reflected in the Final Redemption Amount higher than would have been the case without Risk Advisory Fee, such fee does have a decreasing impact on the Final Redemption Amount.

5. Potential investors should understand that payment of principal under the Notes will be linked to the performance of Robeco N.V. and Rorento N.V., which themselves contain substantial market risks. Nevertheless, in no circumstances (other than the insolvency of the Issuer or in the event of an early redemption pursuant to Condition 7(c) or Condition 11) may the Notes be redeemed for less than 90% of their principal amount (see paragraph 25 of the Pricing Supplement).

PART II
BELEGGINGSOVERWEGINGEN

1. Potentiële beleggers in de Triple R Garantiecertificaten (hierna: de "Garantiecertificaten") dienen te beseffen dat het kopen en verkopen van de aandelen voor het Robeco/Rorento Momentum Mandje gedurende de periode van vijf werkdagen bestemd voor herweging van het Robeco/Rorento Momentum Mandje (*'Basket Reweighting Period'*) (hierna: de "Herwegingsperiode") geschiedt door de daarvoor aangewezen partij (*the 'Calculation Agent'*) (hierna: de "Calculation Agent") naar beste vermogen (*'best execution'*). De Calculation Agent zal naar haar beste vermogen (*'best efforts'*) het Robeco/Rorento Momentum Mandje zodanig indelen dat de nieuwe weging van de aandelen in overeenstemming is met de weging die op grond van paragraaf 3 van de Schedule is bepaald. Een exacte 75/25 of 50/50 verhouding is niet onder alle omstandigheden mogelijk. Gedurende de Herwegingsperiode is het exacte aantal aandelen en de exacte waarde van het Robeco/Rorento Momentum Mandje in beweging. De uitkomst van het kopen en verkopen van aandelen door de Calculation Agent op de verschillende aandelenmarkten gedurende de Herwegingsperiode (m.a.w.: het exacte aantal aandelen in het Robeco/Rorento Momentum Mandje) zal pas na afloop van iedere Herwegingsperiode kunnen worden bepaald. Algemene marktomstandigheden en de marktomstandigheden op de beurs waar door de Calculation Agent wordt gehandeld kunnen gedurende de Herwegingsperiode wijzigen en zijn van invloed op de waarde van de Garantiecertificaten.

2. Het zogenaamde Volatility Control Mechanism voorziet in aanpassingen in de verhouding tussen het Robeco/Rorento Momentum Mandje en (kortlopend) rentedragend geld (*the 'Cash Fund'*) (hierna: het "Cash Fund"). Het Cash Fund en het Robeco/Rorento Momentum Mandje zijn de twee componenten van de onderliggende waarde (*'Underlying Unit'*) (hierna: de "Onderliggende Eenheid") van het Garantiecertificaat. Voor zover en indien nodig zal het omzetten van een gedeelte van de aandelen uit het Robeco/Rorento Momentum Mandje in een toevoeging aan het Cash Fund en andersom, door de Calculation Agent naar haar beste vermogen en zo spoedig mogelijk worden ondernomen. De exacte verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje kan gedurende de periode dat de Calculation Agent de omzetting of wijziging in de verhouding bewerkstelligt, noch door Rabobank Nederland, noch door de houders van de Garantiecertificaten worden bepaald.

3. De toepassing van het Volatility Control Mechanism verloopt volgens het schema opgenomen in de tabel in paragraaf 5(c) van de prijsbijlage, waardoor de belegging in het Cash Fund kan oplopen tot 100% van de waarde van de Onderliggende Eenheid. De kredietwaardigheid en groei van het Cash Fund en de beheerder van het Cash Fund, kan door Rabobank Nederland niet worden gegarandeerd.

4. Potentiële beleggers in de Garantiecertificaten dienen te beseffen dat in de formule voor de berekening van de waarde van de Onderliggende Eenheid een commissie (*'Risk Advisory Fee'*) (hierna: de "Risk Advisory Fee") is begrepen. De Risk Advisory Fee wordt gesteld op 0.137 basispunten per dag, en wordt in mindering gebracht op de waarde van de Onderliggende Eenheid. De Risk Advisory Fee stelt Rabobank Nederland in staat om het percentage waarmee de waardestijging van de Onderliggende Eenheid doorwerkt op het Garantiecertificaat (m.a.w.: de participatie graad) hoger te stellen dan het geval zou zijn zonder Risk Advisory Fee. Niettemin heeft de Risk Advisory Fee een waardeverlagende invloed op de uitbetaling op de Garantiecertificaten.

5. Potentiële beleggers dienen er rekening mee te houden dat de hoogte van de aflossing van de Garantiecertificaten is gerelateerd aan de prestaties van Robeco N.V. en Rorento N.V. Een belegging in de Garantiecertificaten heeft dus de kenmerken van een rechtstreekse belegging in deze fondsen met de bijbehorende risico's. Desalniettemin, zal de hoogte van de aflossing

in geen geval (anders dan in het geval van faillissement van Rabobank Nederland of vervroegde aflossing uit hoofde van Condition 7(c) of Condition 11) minder bedragen dan 90% van de nominale waarde van de Garantiecertificaten (zie paragraaf 25 van de Prijsbijlage).

Deze beleggingsoverwegingen zijn een samenvatting en vertaling van delen van de volledige Engelstalige Programma Prospectus en Prijsbijlage. De Engelstalige Programma Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige Programma Prospectus, Prijsbijlage en deze Nederlandstalige samenvatting zullen de Engelstalige Programma Prospectus en Prijsbijlage doorslaggevend zijn.

APPENDIX B

PART I
DESCRIPTION OF THE 3 YEAR TRIPLE R 90% PRINCIPAL PROTECTED NOTES

Rabobank Nederland is issuing a EUR 35,000,000 Triple R 90% Principal Protected Note under its EUR 40,000,000,000 Global Medium-Term Note Programme (the "Notes").

The full terms and conditions of the Notes are as set out in the Offering Circular dated 27 September 2001, the Supplemental Offering Circular dated 1 January 2002 and the Pricing Supplement dated 4 March 2002 for the issue of Notes.

The Notes will be issued on 25 March 2002, however they are on sale from 4 March 2002 until 22 March 2002, 15:00 Hrs CET (the "Subscription Period"). Rabobank Nederland has the right to withdraw its offer of Notes at any time up until close of business on 22 March 2002. If Rabobank Nederland withdraws its offer of the Notes all potential investors who have already expressed an interest in buying the Notes shall be notified of the withdrawal of the offer immediately. In such case, Rabobank will publish a notice in a leading Dutch language daily newspaper of general circulation in The Netherlands, which is expected to be *Het Financieele Dagblad.*

If during the Subscription Period Rabobank Nederland receives orders for an amount in excess of EUR 35,000,000 (the "Nominal Amount"), it reserves the right to increase the Nominal Amount of the issue.

The Notes will be issued in denominations of EUR 1,000 and potential purchasers of the Notes can buy the Notes in integral multiples of EUR 1,000 each at an Issue Price of EUR 1,010, with a minimum purchase value per investor of EUR 5,000. The Notes will be settled through Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.

The Notes will not bear interest.

Instead, the Final Principal Redemption Amount will be calculated in accordance with the formula set out in the Schedule to the Pricing Supplement. This formula means that the Final Principal Redemption Amount to be paid will relate to the increase in value of the Underlying Unit over the term of the Notes (the "Underlying Unit Value"). The Underlying Unit Value is determined by the values of a Cash Fund and the Robeco/Rorento Momentum Basket.

On a daily basis the Calculation Agent will determine the mix between the Cash Fund and the Robeco/Rorento Momentum Basket. The allocation between the Cash Fund and the basket is determined by the Volatility Control Mechanism. In brief, the Volatility Control Mechanism is designed to dampen sharp price movements (the volatility) in the value of the Underlying Unit. The mechanism does this by increasing the allocation of the Cash Fund during periods of increased volatility of the basket. The precise asset allocation is determined in accordance to a pre-determined risk management schedule. The Calculation Agent will determine a Volatility Index for the Underlying Unit and will adjust the asset mix of the Underlying Unit accordingly.

The Robeco/Rorento Momentum Basket is a weighted basket of Robeco N.V. and Rorento N.V. shares. The proportion of Robeco shares and Rorento shares to be included in the basket is determined by the Calculation Agent every period of 40 trade days on the basis of their performance in local currency terms over the previous period of 40 trade days. The performance is measured by comparing the opening price of the relevant share in the local currency on the start of the period of 40 trade days and at the end of such period. The share which has performed better as at the end of the period of 40

trade days, as calculated in accordance with paragraph 3 shall comprise 75% of the basket and the other share 25%.

Towards the end of the third year life of the Note, the Final Redemption Amount will be calculated by taking the arithmetic average of the calculation of the Underlying Unit Value on 7 monthly observation dates directly preceding the maturity date. On the Maturity Date 80% of the increase, if any, of the Underlying Unit Value compared to the initial value of EUR 1,000 at issue will be paid to the Noteholders in addition to 90% of EUR 1,000 per Note.

The Notes will mature on 25 March 2005.

The Notes will be listed on the official segment of the Luxembourg Stock Exchange. Noteholders may sell their notes in accordance with the normal rules and procedures of Luxembourg Stock Exchange. In order to initiate a sale of the Notes a Noteholder should approach the bank at which their securities account is held.

Capitalised terms used in this summary description of the Notes and not defined herein shall bear the definitions given to them in the Offering Circular and Pricing Supplement.

In the event of any inconsistency between the provisions of this description of the 90% Capital Protected Triple R Notes and the Terms and Conditions of the Notes or the Pricing Supplement, the Terms and Conditions of the Notes or the Pricing Supplement (as applicable) will prevail.

The Offering Circular and the Pricing Supplement will be available free of charge at the office of Rabo Securities N.V.: Amstelplein 1, PO Box 94640, 1090 GP Amsterdam.

APPENDIX B

PART II
NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE 3 YEAR TRIPLE R 90% PRINCIPAL PROTECTED GARANTIECERTIFICATEN

Onder het EUR 40.000.000.000 Global Medium-Term Note Programme geeft Rabobank Nederland voor EUR 35.000.000 Triple R 90% Principal Protected Garantiecertificaten (hierna: de "Garantiecertificaten") uit.

De volledige leningsvoorwaarden voor de Garantiecertificaten worden uiteengezet in het Engelstalige programma prospectus gedateerd 27 september 2001 (hierna tezamen met het Supplement van 1 januari 2002 het "Programma Prospectus") tezamen met de Engelstalige prijsbijlage, gedateerd 4 maart 2002 (hierna: de "Prijsbijlage"). Hieronder volgt een samenvatting van de voornaamste kenmerken van de Garantiecertificaten.

De uitgiftedatum voor de Garantiecertificaten is gesteld op 25 maart 2002. De inschrijvingsperiode begint op 4 maart 2002 en eindigt 22 maart 2002 om 15.00 uur (Nederlandse tijd) (hierna: de "Inschrijvingsperiode"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten en om het aanbod tot uiterlijk 22 maart 2002, eind van de dag, terug te trekken. Een terugtrekking zal door Rabobank Nederland in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

Indien inschrijvingen op de Garantiecertificaten gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 35.000.000 (hierna: het "Nominale Bedrag") overschrijdt, kan Rabobank Nederland het Nominale Bedrag van de uitgifte verhogen.

De Garantiecertificaten worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in veelvouden van EUR 1.000, uitgegeven tegen een uitgifte prijs van EUR 1.010 per stuk, met een minimum aankoopwaarde per belegger van EUR 5.000.

De Garantiecertificaten worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A. / N.V. (hierna: "Euroclear") en Clearstream Banking, societe anonyme (hierna: "Clearstream"). De Garantiecertificaten zijn onder beperkte voorwaarden fysiek leverbaar. Afwikkeling van de Garantiecertificaten vindt plaats via de systemen van Euroclear en Clearstream.

De Garantiecertificaten zijn niet rentedragend.

Daar staat tegenover dat de eindaflossing ('*Final Redemption Amount*') op de Garantiecertificaten wordt berekend volgens de formule opgenomen in de Schedule bij de Prijsbijlage. De formule houdt in dat de aflossing afhankelijk is van de waardestijging van de onderliggende waarde (*'Underlying Unit'*), (hierna: de "Onderliggende Eenheid") gedurende de looptijd van de Garantiecertificaten.

De waarde van de Onderliggende Eenheid wordt voor een variabel deel bepaald door (kortlopend) rentedragend geld (*'Cash Fund'*) (hierna: het "Cash Fund") en eveneens voor een variabel deel door het Robeco/Rorento Momentum aandelen mandje (hierna het: "Robeco/Rorento Momentum Mandje").

Dagelijks wordt de verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje door de daarvoor aangewezen partij ('*Calculation Agent*') (hierna: de "Calculation Agent") bepaald. Deze verhouding wordt bepaald door het zogenaamd Volatility Control Mechanism. Dit mechanisme zorgt

ervoor dat het effect van sterke schommelingen in de prijs van het Robeco/Rorento Momentum Mandje op het Garantiecertificaat wordt beperkt. Dit wordt bereikt door een groter deel van de Onderliggende Eenheid te beleggen in het Cash Fund, naarmate de relevante prijsschommelingen in de markt groter worden. De exacte verdeling tussen het Cash Fund en het Robeco/Rorento Momentum Mandje wordt bepaald aan de hand van het vooraf bepaalde risicobeheer schema ("*risk management schedule*"), zoals weergegeven in de Schedule van de Prijsbijlage. De Calculation Agent zal een zogenaamd Volatility Index voor de Onderliggende Eenheid bepalen. Aan de hand van deze Volatility Index zal de verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje van de Onderliggende Eenheid worden bepaald.

Het Robeco/Rorento Momentum Mandje is een gewogen mandje bestaande uit Robeco en Rorento aandelen. De verhouding van Robeco en Rorento aandelen in het Robeco/Rorento Momentum Mandje wordt elke periode van 40 handelsdagen bepaald door de Calculation Agent op basis van hun prestaties over de voorafgaande periode van 40 handelsdagen. De prestatie wordt gemeten door de openingsprijs in lokale valuta van het betreffende fonds aan het begin van iedere periode van 40 handelsdagen te vergelijken met de openingsprijs in lokale valuta van het betreffende fonds aan het eind van de desbetreffende periode van 40 handelsdagen. Het fonds met de beste prestatie aan het eind van de periode van 40 handelsdagen, berekend aan de hand van de formule opgenomen in paragraaf 3 van de Schedule bij de Prijsbijlage zal 75% van het Robeco/Rorento Momentum Mandje gaan uitmaken in de volgende periode van 40 handelsdagen en het andere fonds 25%.

Op het einde van de looptijd van de Garantiecertificaten zal de eind aflossing worden worden bepaald door het gemiddelde te nemen van de waarde van de Onderliggende Eenheid op 7 maandelijkse waarderingsdata direct voorafgaand aan de einddatum. Per certificaat zal op de einddatum 90% van EUR 1.000 worden terugbetaald, vermeerderd met 80% van de eventuele waardestijging van de Onderliggende Eenheid ten opzichte van de startwaarde van EUR 1.000.

De looptijd van de Garantiecertificaten is 3 jaar. De einddatum zal 25 maart 2005 zijn.

Voor de Garantiecertificaten is een notering aan de Luxembourg Stock Exchange aangevraagd. Houders van de Garantiecertificaten kunnen met inachtneming van de regels van de Luxembourg Stock Exchange Garantiecertificaten verkopen of (bij)kopen.

Deze samenvatting van voornaamste kenmerken van de Garantiecertificaten is een samenvatting en vertaling van de volledige Engelstalige Programma Prospectus en Prijsbijlage. De Engelstalige Programma Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige Programma Prospectus, Prijsbijlage en deze Nederlandstalige samenvatting zullen de Engelstalige Programma Prospectus en Prijsbijlage doorslaggevend zijn.

Het Programma Prospectus en de Prijsbijlage zijn kosteloos verkrijgbaar ten kantore van Rabo Securities N.V.: Amstelplein 1, Postbus 94640, 1090 GP Amsterdam.

APPENDIX C

RECENT DEVELOPMENTS RABOBANK GROUP

Results

Rabobank Group's activities for the six months ended June 30, 2001 resulted in an 11 per cent. increase in income to EUR 4,125 million compared to the same period in 2000. Interest income increased by 9 per cent. to EUR 2,502 million. The drop in the number of investment orders resulted in a sharp fall in securities brokerage. This was offset, however, by higher insurance and employment benefits commission income. As a result, total commission income for the six months ended June 30, 2001 was up 15 per cent. compared to the same period in 2000.

Operating expenses totalled EUR 2,824 million in the first six months of 2001, up 8 per cent. compared to the same period in 2000. Staff costs increased by 13 per cent. to EUR 1,716 million due to salary increases, partly under the collective labour agreement, and an increase in the number of employees. Other administrative expenses were up 3 per cent. in the first six months of 2001 compared to the same period in 2000.

As a consequence, operating profit for the six months ended June 30, 2001 amounted to EUR 1,301 million, up 16 per cent. compared to EUR 1,119 million in the same period last year. There was considerable variation in the results of the individual business units. Wholesale banking operations tripled its results. However, the subdued climate on the stock markets induced falls in the results recorded by asset management operations and local banks.

Rabobank Group generated a net profit of EUR 714 million for the first six months of 2001, a rise of 8 per cent. compared to EUR 659 million in the same period last year. Despite the poor stock market climate, the performance of Rabobank Group held up well in the first half of 2001. Thanks to the diversity of the group's activities, the reduced income from securities transactions and asset management was more than offset. Wholesale banking business in particular made a considerable contribution to the result.

The year 2001 can be marked by poorer market conditions than in previous years. We expect an increase in net profit for the year as a whole, although changing market conditions due to (amongst others) the events that occurred in the United States on September 11, 2001 could put downward pressure on the expected increase in net profit.

Rabobank Group will for 2002 adhere to a stringent budgetary discipline, as a result of which a reduction of the number of employees is unavoidable and which is expected to lead to continued growth of net profit.

Balance Sheet and Activities

The consolidated total assets of Rabobank Group increased by EUR 35 billion to EUR 378 billion at June 30, 2001, a rise of 10 per cent. compared to December 31, 2000. The Tier I ratio was 10.0 and the BIS ratio 10.2 at June 30, 2001. This increase in total assets was due in particular to the growth in lending and interest-bearing securities.

Lending to the private sector by Rabobank Group at June 30, 2001 was up 6 per cent. to EUR 191 billion compared to December 31, 2000. This increase is still in line with the strong growth seen in recent years. Lending to private individuals at June 30, 2001 was up 7 per cent. compared to December 31, 2000. Corporate clients borrowed 6 per cent. more at June 30, 2001 compared to December 31, 2000. Within the corporate sector, growth was recorded in trade and industry and the services sector (7 per cent.) as well as in the agricultural sector (5 per cent.). Funds entrusted were up

EUR 19 billion (a 13 per cent. increase) to EUR 165 billion at June 30, 2001 compared to December 31, 2000. Growth in savings accounts contributed EUR 5 billion to this rise. Other funds entrusted also contributed to the growth in funds entrusted.

The deterioration in the stock market climate was reflected by a fall in the number of investment orders processed for clients of local Rabobanks. A total of 1.0 million securities and option orders were processed in the six months ended June 30, 2001, a drop of 41 per cent. compared to 1.7 million in the same period in 2000.

The volume of assets managed by Rabobank Group increased by EUR 20 billion to EUR 124 billion at June 30, 2001 compared to December 31, 2000. This rise was mainly due to the acquisition of Harbor Capital Advisors.

The Rabobank Group's insurance company NV Interpolis generated premium income of EUR 2,212 million in the six months ended June 30, 2001, up 28 per cent. compared to EUR 1,724 million in the same period in 2000. With respect to Rabobank Group's leasing activities, the services of De Lage Landen are growing steadily; the size of the loan portfolio increased by 12 per cent. to EUR 10 billion at June 30, 2001 compared to December 31, 2000.

Additional Rabobank Nederland Member Certificates (Rabobank Ledencertificaten) have been issued in October 2001. This enables members and staff of Rabobank Nederland to show their commitment to Rabobank and has raised the Tier 1 capital and strengthened the solvency ratios of Rabobank.

Rabobank Aquires Irish State-Owned ACCBank

Rabobank International, the international corporate and investment bank of the Rabobank Group, is acquiring the Irish state-owned ACCBank at an agreed price of EUR 165 million. The acquisition negotiations were successfully concluded 5 December, 2001. The deal is subject to approval of the Irish parliament. This acquisition makes the Rabobank Group the first financial group from continental Europe to undertake retail activities in Ireland.

Obvion

On 17 December 2001, ABP and Rabobank Nederland signed a declaration setting out their intention to establish a joint mortgage business, under the name of 'Obvion'. Obvion will specialize in offering mortgage loans and simple financial advice products, exclusively through independent brokers. Its operations will include marketing, distributing, financing and managing residential mortgage loans. Obvion is expected to begin operations in the second quarter of 2002. Its registered office will be located in Heerlen.

Outlook 2002

In 2002 Rabobank Group will focus on maintaining and expanding its market leadership. The market share in the field of mortgages is expected to be given added impetus in 2002, in part via Obvion. Due to the close cooperation between member banks and Rabobank Nederland, the activities in the corporate market are expected to produce a larger share in 2002.

CONSOLIDATED BALANCE SHEET (AFTER PROFIT APPROPRIATION) RABOBANK GROUP

(Assets, in EUR millions)	30-06 2001[1]	31-12 2000	30-06 2000[1]	31-12 1999	30-06 1999[1]	31-12 1998
Cash	**9,783**	3,086	5,832	2,327	4,502	1,507
Short-term government paper	**5,768**	7,362	9,653	1,179	2,954	2,429
Professional securities transactions	*31,804*	*28,485*	*29,572*	*16,588*	*18,749*	-[3]
Other banks	*12,924*	*9,879*	*14,100*	*8,011*	*12,049*	-[3]
Banks	**44,728**	38,364	43,672	24,599	30,798	23,668
Public sector lending	*1,282*	*2,424*	*3,923*	*1,378*	*1,481*	*1,704*
Private sector lending	*190,675*	*179,137*	*167,215*	*161,074*	*153,158*	*133,899*
Professional securities transactions	*11,665*	*10,105*	*9,983*	*8,549*	*7,264*	*4,345*
Lending	**203,622**	191,666	181,121	171,001	161,903	139,948
Interest-bearing securities	**82,788**	73,610	64,943	61,217	73,307	67,332
Shares	**16,445**	15,850	8,713	8,215	6,558	5,726
Participating interests	**168**	567	184	174	145	155
Property and equipment	**3,486**	3,392	3,151	3,143	2,941	3,304
Other assets	**4,601**	2,590	2,587	3,071	2,815	1,263
Prepayments and accrued income	**6,250**	6,433	6,039	6,292	4,788	4,386
Total assets	**377,639**	342,920	325,895	281,218	290,711	249,718

(Liabilities, in EUR millions)	30-06 2001[1]	31-12 2000	30-06 2000[1]	31-12 1999	30-06 1999[1]	31-12 1998
Professional securities transactions	*32,061*	*28,429*	*22,645*	*17,518*	*22,908*	-[3]
Other banks	*64,125*	*55,462*	*52,072*	*41,588*	*46,912*	-[3]
Banks	**96,186**	83,891	74,717	59,106	69,820	51,497
Savings accounts	*60,298*	*55,575*	*53,989*	*54,044*	*52,169*	*50,690*
Professional securities transactions	*14,933*	*17,239*	*15,926*	*4,757*	*6,106*	-[2]
Other funds entrusted	*90,221*	*73,891*	*73,637*	*68,726*	*76,022*	*64,136*
Funds entrusted	**165,452**	146,705	143,552	127,527	134,297	114,826
Debt securities	**61,877**	49,887	51,506	44,012	44,508	41,244
Other liabilities	**14,665**	22,862	20,012	18,226	11,351	14,291
Accruals and deferred income	**5,274**	6,844	5,236	4,345	5,596	4,557
Provisions	**15,853**	14,753	14,046	13,028	11,480	10,714
Fund for general banking risks	*1,666*	*1,666*	*1,632*	*1,632*	*1,567*	*1,567*
Subordinated Loans	*56*	*53*	*67*	*60*	*59*	*70*
Reserves	*13,264*	*13,108*	*13,244*	*11,867*	*10,788*	*10,381*
Third-party interests	*3,346*	*3,151*	*1,883*	*1,415*	*1,245*	*571*
Group equity	**18,332**	17,978	16,826	14,974	13,659	12,589
Total liabilities	**377,639**	342,920	325,895	281,218	290,711	249,718
Contingent liabilities	**9,496**	10,292	9,752	9,520	9,715	8,664
Irrevocable facilities	**33,477**	38,583	33,684	28,224	30,514	26,513

[1] *The half-year figures are unaudited.*

[2] *In the Financial Statements no difference is being made between Professional securities transactions and Other funds entrusted before 30 June 1999.*

[3] *These figures were not disclosed before 30 June 1999.*

CONSOLIDATED PROFIT AND LOSS ACCOUNT RABOBANK GROUP

(in EUR millions)	**first half-year 2001[1]**	**2000**	**first half-year 2000[1]**	**1999**	**first half-year 1999[1]**	**1998**
Income						
Interest income[2]	–	18,408	–	14,715	–	14,807
Interest expense[2]	–	13,823	–	10,216	–	11,026
Interest	**2,502**	4,585	2,294	4,499	2,104	3,781
Income from securities and participating interests	**285**	750	304	299	184	286
Commission income[3]	–	1,659	–	1,377	599	1,132
Commission expense[3]	–	192	–	143	53	121
Commission	**843**	1,467	734	1,234	546	1,011
Results on financial transactions **194**	314	120	190	98	184	
Other income	**301**	635	280	584	319	570
Total income	**4,125**	7,751	3,732	6,806	3,251	5,832
Expenses						
Staff costs	*1,716*	*3,099*	*1,524*	*2,860*	*1,390*	*2,446*
Other administrative expenses 929	*1,886*	*905*	*1,594*	*680*	*1,344*	
Staff costs and other administrative expenses	**2,645**	4,985	2,429	4,454	2,070	3,790
Depreciation	**179**	474	184	372	199	309
Operating expenses	**2,824**	5,459	2,613	4,826	2,269	4,099
Value adjustments to receivables **200**	360	165	350	210	340	
Addition to the fund for general banking risks –	52	–	100	–	–	
Total expenses	**3,024**	5,871	2,778	5,276	2,479	4,439
Operating profit before taxation **1,101**	1,880	954	1,530	756	1,393	
Taxation on operating result	**297**	507	252	423	171	401
Operating profit/Group profit after taxation **804**	1,373	702	1,107	585	992	
Third-party interests	**90**	179	43	87	33	56
Net profit	**714**	1,194	659	1,020	552	936

[1] *The half-year figures are unaudited.*

[2] *Since 30 June 1999, these figures are not disclosed in the Interim report.*

[3] *Since 30 June 2000, these figures are not disclosed in the Interim report.*

CASH FLOW STATEMENT RABOBANK GROUP

(in EUR millions)	2000	1999	1998 [2]
Cash flow from operational activities			
Group profit after taxation	**1,373**	**1,107**	**992**
Adjustments for:			
– Depreciation	*474*	*372*	*308*
– Value adjustments to receivables	*360*	*350*	*340*
– Addition to Fund for general banking risks	*52*	*100*	*–*
– Movements in provisions [1]	*367*	*416*	*22*
– Accrued and deferred items and technical reserves relating to the insurance business	*3,716*	*–220*	*2,860*
	4,969	**1,018**	**3,530**
Cash flow from business operations	**6,342**	**2,125**	**4,522**
Movements in government paper and securities	*–6,183*	*1,250*	*–1,135*
Movements in securities trading portfolio	*–17,989*	*5,301*	*–15,905*
Movements in securitised loans	*1,728*	*–1,154*	*–181*
Movements in banks	*10,478*	*5,939*	*16,969*
Movements in lending	*–20,665*	*–30,544*	*–20,293*
Movements in funds entrusted	*19,178*	*12,701*	*16,518*
Other movements from operational activities	*4,236*	*–4,839*	*4,654*
	–9,217	**–11,346**	**627**
Net cash flow from operational activities	**–2,875**	**–9,221**	**5,149**
Cash flow from investing activities			
Investments and purchases			
– Investment portfolio	*–44,949*	*–32,584*	*–53,366*
– Participating interests	*–444*	*–24*	*–25*
– Tangible fixed assets	*–781*	*–892*	*–1,024*
	–46,174	**–33,500**	**–54,415**
Disposals, redemptions and sales			
– Investment portfolio	*42,334*	*39,144*	*35,709*
– Participating interests	*42*	*19*	*40*
– Tangible fixed assets	*206*	*235*	*392*
	42,582	**39,398**	**36,141**
Net cash flow from investing activities	**–3,592**	**5,898**	**–18,274**
Cash flow from financing activities			
Rabobank membership certificates	892	–	–
Trust Preferred Securities	–	650	–
Subordinated loans	–7	–10	15
Debt securities	5,875	2,768	13,204
Payment on Rabobank membership certificates and Trust Preferred Securities	–76	–4	–
Net cash flow from financing activities	**6,684**	**3,404**	**13,219**
Net cash flow	**217**	**81**	**94**

[1]Excluding movements in technical reserves relating to the insurance business.
[2]As a result of a change in presentation the cashflow statement of 1998 can no longer be compared with the cashflow statement disclosed in previous financial statements.

The cash flow statement provides a summary of the net movements in operational, investment and financing activities. Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

UNCONSOLIDATED BALANCE SHEET RABOBANK NEDERLAND AT 31 DECEMBER[1] (after profit appropriation)

(in EUR millions)	2000		1999			1998
Assets						
Cash		1,987		1,391		787
Short-term government paper		7,240		846		1,812
Professional securities transactions	*26,829*		*16,116*		-[2]	
Other banks	*63,313*		*52,741*		-[2]	
Banks		90,142		68,857		55,489
Public sector lending	*2,050*		*802*		*1,083*	
Private sector lending	*46,033*		*33,513*		*28,544*	
Professional securities transactions	*7,469*		*9,323*		*3,190*	
Lending		55,552		43,638		32,817
Interest-bearing securities		54,822		45,552		57,365
Shares		6,800		1,612		1,229
Participating interests in group companies		5,272		5,244		3,661
Other participating interests		111		57		37
Property and equipment		231		319		280
Other assets		901		2,236		444
Prepayments and accrued income		5,334		5,593		3,819
Total assets		228,392		175,345		157,740
Liabilities						
Professional securities transactions	*28,477*		*17,603*		-[2]	
Other banks	*77,581*		*62,337*		-[2]	
Banks		106,058		79,940		71,490
Savings	*82*		*117*		*115*	
Professional securities transactions	*14,348*		*4,755*		-[3]	
Other funds entrusted	*36,290*		*28,523*		-[3]	
Funds entrusted		50,720		33,395		28,990
Debt securities		43,303		39,248		37,231
Other liabilities		17,369		13,109		11,794
Accruals and deferred income		4,914		4,346		3,838
Provisions		614		480		257
		222,978		170,518		153,600
Fund for general banking risks	*436*		*403*		*403*	
Share capital	*636*		*636*		*636*	
Revaluation reserve	*310*		*503*		*356*	
Other reserves	*2,482*		*2,635*		*2,745*	
Loan associated with the issue of Rabobank membership certificates	*900*		-		-	
Loan associated with the issue of Trust Preferred Securities	*650*		*650*		-	
Shareholders'/group equity		5,414		4,827		4,140
Total liabilities		228,392		175,345		157,740
Contingent liabilities		10,426		8,833		7,721
Irrevocable facilities		30,616		23,903		21,502

[1] *Rabobank Nederland does not publish unconsolidated financial statements for interim periods.*

[2] *These figures were not disclosed before 31 December 1999.*

[3] *These figures were not separately disclosed before 31 December 1999.*

UNCONSOLIDATED PROFIT AND LOSS ACCOUNT RABOBANK NEDERLAND FOR THE YEARS[1]

(in EUR millions)	2000	1999	1998
Profit of participating interests after taxation	863	477	457
Other results after taxation	(362)	(223)	(188)
Net profit	501	254	269

[1] *Drawn up in accordance with section 402 of Book 2 of the Netherlands Civil Code.*

Auditors' report to the Prospectus

Introduction

We have examined the Offering Circular of the 'Euro 40,000,000,000 Global Medium-Term Note Programme' dated 27 September 2001 as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together the "Offering Circular") together with the Pricing Supplement dated 4 March 2002 of the 'Euro 35,000,000 Triple R 90% Principal Protected Notes linked to the Momentum Basket based on Robeco N.V. and Rorento N.V. and the Cash Fund due 25 March 2005' of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam to determine whether they contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995. The Offering Circular and the Pricing Supplement are the responsibility of the company's management. Our responsibility is to express an opinion in accordance with Section 2 (4) of the Annexe to the Supervision of Securities Transactions Decree 1995.

Scope

Based on auditing standards generally accepted in the Netherlands, we are required to plan and perform our procedures to obtain reasonable assurance about whether the Offering Circular and the Pricing Supplement contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995. Unless expressly stated otherwise in the Offering Circular and the Pricing Supplement, the information included in the Offering Circular and the Pricing Supplement has not been audited. We believe that our procedures provide a reasonable basis for our opinion.

Opinion

In our opinion, the Offering Circular and the Pricing Supplement (together the "Prospectus") contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995.

Utrecht, 4 March 2002

Ernst & Young Accountants

Auditors' report to the consolidated financial data of Rabobank Group

The accompanying consolidated financial data as set out on pages 29 to 31 of Appendix C of this Pricing Supplement have been derived from the consolidated financial statements for the years ended 31 December 2000, 1999 and 1998 of Rabobank Group, as audited by us. The consolidated financial data are the responsibility of Rabobank Group's management.

In our opinion, the consolidated financial data for the years ended 31 December 2000, 1999 and 1998, as included in Appendix C of this Pricing Supplement on pages 29 to 31, are consistent, in all material respects, with the consolidated financial statements of Rabobank Group from which they have been derived. We issued unqualified auditors' reports on these consolidated financial statements on 8 March 2001, 9 March 2000 and 2 March 1999, respectively. These auditors' reports are included in the consolidated financial statements for the years referred to, which form an integral part of this Pricing Supplement.

Utrecht, 4 March 2002

Ernst & Young Accountants

Auditors' report to the unconsolidated financial data of Rabobank Nederland

The accompanying unconsolidated financial data as set out on pages 32 and 33 of Appendix C of this Pricing Supplement have been derived from the financial statements for the years ended 31 December 2000, 1999 and 1998 of Rabobank Nederland, as audited by us. The unconsolidated financial data are the responsibility of Rabobank Nederland's management.

In our opinion, the unconsolidated financial data for the years ended 31 December 2000, 1999 and 1998, as included in Appendix C of this Pricing Supplement on pages 32 and 33, are consistent, in all material respects, with the financial statements of Rabobank Nederland from which they have been derived. We issued unqualified auditors' reports on these financial statements on 8 March 2001, 9 March 2000 and 2 March 1999, respectively. These auditors' reports are included in the financial statements for the years referred to, which form an integral part of this Pricing Supplement.

Utrecht, 4 March 2002

Ernst & Young Accountants

[This page was intentionally left blank]

02 APR 17 AM 11:2

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 334A
TRANCHE NO: 1

EUR 35,000,000
90% Principal Protected Notes
Linked to the Momentum Basket based on Robeco N.V. and Rorento N.V. and the Cash Fund
due 25 March 2009

Issue Price: 102.00 per cent.

Rabo Securities N.V.

The date of this Pricing Supplement is 4 March 2002.

NOTEHOLDERS SHOULD UNDERSTAND THAT PAYMENTS OF PRINCIPAL UNDER THE NOTES WILL BE LINKED TO THE PERFORMANCE OF TWO FUNDS (AS DEFINED HEREIN), WHICH THEMSELVES CONTAIN SUBSTANTIAL MARKET RISKS. NEVERTHELESS, IN NO CIRCUMSTANCES (OTHER THAN THE INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 7(C) OR CONDITION 11) MAY THE NOTES BE REDEEMED FOR LESS THAN 90% OF THEIR PRINCIPAL AMOUNT (SEE PARAGRAPH 25 OF THIS PRICING SUPPLEMENT).

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001, and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffessen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find attached the additional Belgium and Luxembourg Selling Restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1.	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2.	(i)	Series Number:	334A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 35,000,000
	(ii)	Tranche:	EUR 35,000,000
5.	(i)	Issue Price:	102.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 35,700,000
6.	Specified Denomination:		EUR 1,000
7.	(i)	Issue Date:	25 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		25 March 2009
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Zero Coupon
11.	Redemption/Payment Basis:		Equity Linked Redemption Notes (for further details see Schedule)
12.	Change of Interest or Redemption/Payment Basis:		Not Applicable
13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15.	Listing:		Luxembourg
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	Fixed Rate Note Provisions	Not Applicable
18.	Floating Rate Provisions	Not Applicable
19.	Zero Coupon Note Provisions	Applicable
	(i) Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii) Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii) Any other formula/basis of determining amount payable:	See Schedule
20.	Index Linked Interest Note Provisions	Not Applicable
21.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call Option	Not Applicable
23.	Put Option	Not Applicable
24.	Final Redemption Amount	The Final Redemption Amount will be at least 90 per cent. of the Specified Denomination (for further details see Schedule)
25.	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for taxation reasons or an event of default, shall be an amount equal to the market value of the Notes on the date of redemption, adjusted to account for any losses, expenses and costs to the Issuer (or any of its affiliates) of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent in its sole and absolute discretion.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary global note exchangeable for a permanent global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35.		If non-syndicated, name of Dealer:	Rabo Securities N.V.
36.		Additional selling restrictions:	Belgium The offering shall not be a public offering in Belgium and shall not be notified to the Belgian Banking and Finance Commission. This Pricing Supplement may not be distributed to the public in Belgium and the Notes may not be publicly offered for sale in Belgium. No steps may be taken which would constitute or result in a public offering of Notes in Belgium. Any action violating the foregoing may cause such named offeree and the Issuer to be in violation of the Belgian securities law. Luxembourg The Notes may not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this Pricing Supplement nor any other circular, prospectus, form of application, advertisement or other material may be distributed, or otherwise made available in, or from or published in, the Grand Duchy of Luxembourg, except for the sole purpose of the listing of the Notes on the Luxembourg Stock Exchange and except in circumstances which do not constitute a public offer of securities.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0143926375
38.	Common Code:	14392637
39.	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Rabo Securities N.V. as Calculation Agent

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45.	Date of Pricing Supplement:	4 March 2002
46.	Date of Base Offering Circular:	27 September 2001

Signed on behalf of the Issuer:

By: ________________________
Duly authorised

SCHEDULE

1. Final Redemption Amount

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the "**Final Redemption Amount**") determined by the Calculation Agent, in its sole and absolute discretion, in accordance with the following formula:

$$\left\{90\% + 80\% \times Max\left[0, \frac{Underlying\ Unit\ Value_{end}}{Underlying\ Unit\ Value_{start}} - 1\right]\right\} \times N$$

where:

"N" means the Specified Denomination of such Note;

"***Underlying Unit Value***$_{start}$" means EUR 1,000; and

"***Underlying Unit Value***$_{end}$" means the arithmetic average of the Underlying Unit Value (as defined below) as at the Valuation Time (as defined below) on the thirteen Redemption Valuation Averaging Dates (as defined below).

For the avoidance of doubt, in no circumstances shall the Final Redemption Amount be less than ninety per cent. of the nominal value of each Note.

2. Definitions

In this Pricing Supplement, the following definitions shall apply:

"**Basket Business Day**" means any day:

(a) that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the Relevant Exchange or any Related Exchanges; and

(b) if the Underlying Unit includes units in the Cash Fund, on which the Cash Fund Administrator is expected to calculate and publish a Net Asset Value.

"**Basket Reweighting Period**" means the period of up to five Basket Business Days from and including each Basket Setting Date.

"**Basket Setting Date**" means the Initial Basket Setting Date and each 40th Basket Business Day, from and including the 40th Basket Business Day following the Issue Date. In no circumstances shall there be a Basket Setting Date after the Maturity Date.

"**Cash Fund**" means the JP Morgan Fleming Asset Management EURO Liquidity Fund - Accumulating Class C shares (ISIN:LU0088882138), a fund listed on the Luxembourg Stock Exchange and managed by the Cash Fund Manager denominated in Euro and containing cash or equivalent securities, or any Replacement Fund (as defined in paragraph 6 below), units in which may become a constituent of the Underlying Unit pursuant to the Volatility Control Mechanism described in paragraph 5 below.

"**Cash Fund Administrator**" means JPMorgan Chase Bank Luxembourg S.A.

"**Final Underlying Unit Valuation Date**" means the final Redemption Valuation Averaging Date.

"**Fund**" means the Robeco Fund or, as the case may be, the Rorento Fund (or, in the case of any substitution of the Shares of either such Fund pursuant to paragraph 7 below, the issuer of the Substitute Shares (as defined in paragraph 7 below)).

"**Fund Manager**" means, for the Cash Fund, JP Morgan Investment Management Limited, London, and for both the Robeco Fund and the Rorento Fund, Robeco Nederland B.V., an operating company of the Robeco Group or in any such case any other manager appointed as such under the terms of the relevant Fund.

"**Initial Basket Setting Date**" means 25th March, 2002.

"**Market Disruption Event**" means, in respect of each Share, the occurrence or existence during the two hour period prior to close of trading of a suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Exchange or otherwise) on:

(a) the Shares on the Relevant Exchange; or

(b) the Relevant Exchange or on any Related Exchanges of options contracts or futures contracts on the Shares or options or futures on securities generally,

if, in the determination of the Calculation Agent, such suspension or limitation is material. For the purposes of this definition, a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Stock Exchange or any Related Exchange.

"**Net Asset Value**" is the net asset value per share of the Cash Fund, as determined by the Cash Fund Administrator.

"**Redemption Valuation Averaging Date**" means the 23rd of each month from and including 23rd August, 2008 to and including 23rd March, 2009 (thirteen in all), provided that, if any such date is not a Basket Business Day, the relevant Redemption Valuation Averaging Date shall be the next following Basket Business Day.

"**Related Exchange**" means, in respect of each Share, any exchange or quotation system other than the Relevant Exchange on which such Share or options contracts or futures contracts on such Share are traded or quoted and as may be selected from time to time by the Calculation Agent.

"**Relevant Exchange**" means the Stock Market of Euronext Amsterdam N.V.

"**Risk Advisory Fee**" means a fee calculated at the rate of 0.137 bps per calendar day.

"**Robeco Fund**" means Robeco N.V., an investment company listed on the Relevant Exchange with variable capital incorporated under Dutch law.

"**Rorento Fund**" means Rorento N.V., an investment company listed on the Relevant Exchange with variable capital incorporated under Antillean law.

"**Robeco / Rorento Momentum Basket**" means, at any time, a basket of Robeco Shares and Rorento Shares in the respective proportions selected by the Calculation Agent on the basis of the Share Weighting Mechanism described in paragraph 3 below.

"**Share**" means an ordinary bearer share in the Robeco Fund (Reuters code: RBEN.AS Equity) or any Substitute Share (as defined in paragraph 7 below) (a "**Robeco Share**") or, as the case may be, an ordinary bearer share in the Rorento Fund (Reuters code: RNTO.AS Equity) or any Substitute Share (as defined in paragraph 7 below) (a "**Rorento Share**").

"**Underlying Unit**" means, at any time, the aggregation of the Robeco / Rorento Momentum Basket and the Cash Fund (if any) at that time.

"**Underlying Unit Value**" means, at any time "t" (i.e. $U(t)$), an amount determined by the Calculation Agent in its sole and absolute discretion either:

(a) in the case of a valuation which takes place before the Underlying Unit first includes any units in the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below, in accordance with the following formula:

$$U(t)=B(t)-F(t)$$

(b) in the case of a valuation which takes place after the Underlying Unit first includes any units in the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below, in accordance with the following formula:

$$U(t)=U(\tilde{t})\times\left(\alpha(\tilde{t})\times\frac{B(t)}{B(\tilde{t})}+(1-\alpha(\tilde{t}))\frac{C(t)}{C(\tilde{t})}\right)-F(t)$$

where, in either case:

"$B(t)$" is the Robeco / Rorento Momentum Basket Value at time "t";

"$B(\tilde{t})$" is the Robeco / Rorento Momentum Basket Value at time "$\tilde{t}$";

"$C(t)$" is the Net Asset Value at time "t";

"$C(\tilde{t})$" is the Net Asset Value at time "$\tilde{t}$";

"$\alpha(\tilde{t})$" is the proportion of the Robeco / Rorento Momentum Basket in the Underlying Unit as dictated by the Volatility Control Mechanism at time "$\tilde{t}$";

"$F(t)$" is the Risk Advisory Fee, charged to time "t". For the avoidance of doubt, the Risk Advisory Fee is applied on a daily basis at the rate of 0.137 bps per calendar day by reference to the Underlying Unit Value on the previous day;

"$\tilde{t}$" is the most recent date upon which there was any increase or decrease in the proportion of the Underlying Unit which comprised the Cash Fund pursuant to the operation of the Volatility Control Mechanism described in paragraph 5 below; and

"$U(\tilde{t})$" is the Underlying Unit Value at time "$\tilde{t}$".

"**Valuation Time**" means the latest of the opening time on the Relevant Exchange and, if the Underlying Unit includes units in the Cash Fund, the time when the Net Asset Value is published.

3. Share Weighting Mechanism

The proportion of Shares comprising the Robeco / Rorento Momentum Basket shall be determined by the Calculation Agent in its sole and absolute discretion as follows:

(a) As at each Performance Determination Time (as defined below) on each Performance Determination Date (as defined below), the Calculation Agent shall calculate the respective performance (i.e. $P_i(t-1,t)$) of each Share in accordance with the following formula:

$$P_i(t-1,t) = \frac{S_i(t)}{S_i(t-1)}$$

where:

"$S_i(t)$" is the official opening price of the relevant Share "i" at the Performance Determination Time on the Performance Determination Date;

"$S_i(t-1)$" is the official opening price of the relevant Share "i" at the Performance Determination Time on the Previous Performance Determination Date;

"**Performance Determination Date**" means the second Basket Business Day immediately preceding each Basket Setting Date;

"**Performance Determination Time**" means the opening time on the Relevant Exchange; and

"**Previous Performance Determination Date**" means the second Performance Determination Date immediately preceding the Basket Setting Date (or, if none, the date that is the 42nd Basket Business Day before the Initial Basket Setting Date).

(b) The Robeco / Rorento Momentum Basket shall comprise Robeco Shares and Rorento Shares in the following proportions (each a "**Weighting**"):

(i) with effect from each Basket Setting Date, the Robeco / Rorento Momentum Basket shall be reweighted such that those Shares which have performed better as at the relevant Performance Determination Date (i.e. have the greater $P_i(t-1,t)$ in accordance with the above formula) shall receive a 75 per cent. Weighting, and the other Shares shall receive a 25 per cent. Weighting;

(ii) if the Robeco Shares and the Rorento Shares have performed equally as at the relevant Performance Determination Date (i.e. the above formula produces the same result for both Shares), the Weighting with effect from the relevant

Basket Setting Date shall be 50 per cent. in respect of each of the Robeco Shares and the Rorento Shares.

(c) For the purposes of giving effect to any reweighting to the Robeco / Rorento Momentum Basket as referred to above, the Calculation Agent shall, during the period from and including the relevant Basket Setting Date to the close of business (Amsterdam time) on the last day of the relevant Basket Reweighting Period, use its best efforts to effect such sales and purchases in the Shares as are necessary to ensure that the Robeco / Rorento Momentum Basket comprises, with effect from the end of the Basket Reweighting Period, Shares with the relevant Weightings as determined pursuant to paragraph (b) above.

In the case where sales / purchases of such Shares takes less than five Basket Business Day the Basket Reweighting Period will be reduced accordingly.

(d) Following the sales and purchases referred to in paragraph (c) above, the Calculation Agent will determine the volume weighted average price of each Share (the **"Reweighting Share Price"**) at which such sales and purchases were made.

4. Robeco / Rorento Momentum Basket Value

The "**Robeco / Rorento Momentum Basket Value**" is EUR 1,000 for the five Basket Business Days from and including the Initial Basket Settings Date. Thereafter the "**Robeco / Rorento Momentum Basket Value**" means, at any time, the valuation of the Robeco / Rorento Momentum Basket as determined by the Calculation Agent in its sole and absolute discretion in accordance with the following formula:

(a) For the period from the sixth Basket Business Day following the Initial Basket Setting Date until the end of the second Basket Reweighting Period after the Issue Date the value of the Robeco / Rorento Momentum Basket at time "t" is given by the following formula:

$$B(t) = \widetilde{B}(initial) * \left[\sum_{i=1}^{2} w_i(initial) * \frac{S_i(t)}{\widetilde{S}_i(initial)} \right]$$

where :

"$\widetilde{S}_i(initial)$" is the average of the official opening price of Share "i" for the five Basket Business Days from and including the Initial Basket Setting Date;

"$\widetilde{B}(initial)$" is set at EUR 1,000; and

"$w_i(initial)$" is the Weighting of Share "i" (as determined in accordance with paragraph 3 above) on the first Performance Determination Date.

(b) For the period following the end of the second Basket Reweighting Period until the Maturity Date the value of the Robeco / Rorento Momentum Basket at time "t" is given by the following formula:

$$B(t) = \widetilde{B}(\tilde{t}) * \left[\sum_{i=1}^{2} W_i(\tilde{t}) \times \frac{S_i(t)}{\widetilde{S}_i(\tilde{t})} \right];$$

where :

"t" is the date of valuation;

"$\tilde{t}$" is the immediately preceding Basket Setting Date (or, if the relevant date of valuation is during a Basket Reweighting Period, the second preceding Basket Setting Date);

"$W_i(\tilde{t})$" is the Weighting for Share "i" allocated at time "$\tilde{t}$" (as determined in accordance with paragraph 3 above);

"$S_i(t)$" is the latest official opening price of the relevant Share "i" at time "t";

"$\widetilde{S}_i(\tilde{t})$" is the Reweighting Share Price of Share "i" determined by the Calculation Agent in respect of the Basket Reweighting Period related to the Basket Setting Date "$\tilde{t}$"; and

"$\widetilde{B}(\tilde{t})$" is the Robeco / Rorento Momentum Basket Value calculated on the previous Basket Setting Date "$\tilde{t}$" in accordance with each Reweighting Share Price "$\widetilde{S}_i(\tilde{t})$".

5. Volatility Control Mechanism

The volatility of the Robeco / Rorento Momentum Basket shall be monitored and controlled by the Calculation Agent in accordance with the following arrangements (the "**Volatility Control Mechanism**"):

(a) On each Basket Business Day, from the sixth Basket Business Day after the Issue Date, the Calculation Agent shall measure the volatility of the Robeco / Rorento Momentum Basket using the Volatility Index (as described below), and, dependent on the value of the Volatility Index, shall alter the allocation of the Underlying Unit between the Robeco / Rorento Momentum Basket and units in the Cash Fund in accordance with the Risk Management Schedule (as described below).

(b) *The Volatility Index* — The Volatility Index will be determined by the Calculation Agent on the basis of the 30 Basket Business Days' rolling annualised standard deviation of the daily Robeco / Rorento Momentum Basket Value by applying the following formula:

$$\sqrt{\frac{n.\sum_{i=1}^{i=n} Ln\left(\frac{B(t-i)}{B(t-i-1)}\right)^2 - \left(\sum_{i=1}^{i=n} Ln\left(\frac{B(t-i)}{B(t-i-1)}\right)\right)^2}{n(n-1)}} x\sqrt{251}$$

where:

"$B(t)$" is the Robeco / Rorento Momentum Basket Value at the time "t";

"*n*" is 30, being the number of quotes taken into account for the Volatility Index; and

"*Ln*" is the natural logarithm.

The Volatility Control Mechanism will start on the sixth Basket Business Day after the Issue Date. After this time, the Calculation Agent will provide simulated daily unit values of the Robeco / Rorento Momentum Basket, for the 30 Basket Business Days prior to the Initial Basket Setting Date according to the following formula.

$$B(t) = \widetilde{B}(initial) * \left[\sum_{i=1}^{2} w_i(initial) * \frac{S_i(t)}{\widetilde{S}_i(initial)} \right]$$

(c) *Risk Management Schedule* — If the Volatility Index of the Robeco / Rorento Momentum Basket equals or exceeds 25 per cent. then the Calculation Agent shall, as soon as practicable, reduce (on a *pro-rata* basis across all of the Robeco Shares and the Rorento Shares) that portion of the Underlying Unit which comprises the Robeco / Rorento Momentum Basket and substitute units in the Cash Fund in accordance with the following table:

	Proportion of Underlying Unit	
Volatility Index	**Units in the Cash Fund**	**Robeco /Rorento Momentum Basket**
Below 25%	0%	100%
Equal to or greater than 25%, but less than 26%	25%	75%
Equal to or greater than 26%, but less than 27%	50%	50%
Equal to or greater than 27%, but less than 28%	75%	25%
Equal to or greater than 28%	100%	0%

In the event that the Risk Management Schedule requires a change in the proportion in the Robeco / Rorento Momentum Basket as against units in the Cash Fund, the Calculation Agent shall effect the change as soon as practicable, but any such change shall be subject to the following two provisions:

(i) in the event of an increase in the proportion attributable to units in the Cash Fund, any corresponding conversion back to the Robeco / Rorento Momentum Basket shall not be effected before a period of five Basket Business Days has passed; and

(ii) if required, any decrease in the proportion in the Cash Fund as against units in the Robeco / Rorento Momentum Basket may only be effected (if required) at the rate of one threshold of the Risk Management Schedule per three Basket Business Days.

6. Cash Fund Substitution

If, in the reasonable opinion of the Calculation Agent, any of the following events (each a "**Substitution Event**") occurs in respect of the Cash Fund:

(a) the Cash Fund ceases to exist;

(b) the Calculation Agent determines that the main investment objectives, risk profile or investment guidelines of the Cash Fund are changed in any material respect;

(c) the Cash Fund Administrator fails, other than for reasons of a technical or operational nature, to calculate the value of any of the funds for five consecutive London Business Days;

(d) the activities of the Cash Fund or the Cash Fund Administrator are under review by any regulatory body to whose rules it is subject for reasons of any alleged wrongdoing, breach of any rule or any regulation or other similar reason;

(e) the Calculation Agent is unable, for whatever reason, to buy or sell units in the Cash Fund on a daily basis;

(f) any event occurs which, in the determination of the Calculation Agent, materially affects the value of any of the units in the Cash Fund; or

(g) the net asset value, as determined by the Calculation Agent, falls below EUR 50,000,000 (or its equivalent in other currencies),

then the Calculation Agent shall replace the Cash Fund with a substitute fund as provided below.

Upon the occurrence of a Substitution Event the Calculation Agent, using all reasonable efforts, shall replace the Cash Fund with a fund (the "**Replacement Fund**") which (i) most closely resembles the Cash Fund immediately prior to the Substitution Event and (ii) in the reasonable opinion of the Calculation Agent, complies with each of the following criteria:

(a) it has a minimum net asset value of EUR 50,000,000;

(b) it is denominated in Euro;

(c) it has been in existence for a minimum of three years;

(d) it uses the same benchmark as the Cash Fund; and

(e) it has passed the then existing due diligence procedures implemented by the Calculation Agent.

7. Extraordinary Events

(a) If, at any time before the Final Underlying Unit Valuation Date, a Merger Event, a Lock-In Event or Insolvency (in each case as defined below) occurs with regard to the Robeco Fund or the Rorento Fund (each Share of the relevant Fund being an "**Affected Share**"), the Calculation Agent shall, if it deems it appropriate, use all reasonable efforts to find an alternative share (the "**Substitute Share**") to replace the Affected Share (and, if necessary, the Calculation Agent shall make corresponding adjustment(s) to any variable, calculation methodology, valuation, settlement, payment terms or any other terms relevant to the Notes, as the Calculation Agent determines appropriate to account for the substitution of the Affected Share by the Substitute Share). In the event that the Calculation Agent is unable to find a suitable Substitute Share within five Basket Business Days of the Merger Event, Lock-In Event or Insolvency (as the case may be), the provisions of sub-paragraph (b) below shall apply.

(b) Where the Calculation Agent is unable to find a Substitute Share to replace the Affected Share in accordance with paragraph (a) above, the Calculation Agent shall choose a substitute index (a "**Substitute Index**"). The Substitute Index selected by the Calculation Agent shall replace the Affected Shares for the purposes of the Notes (and the Calculation Agent shall make corresponding adjustment(s) to any variable, calculation methodology, valuation, settlement, payment terms or any other terms relevant to the Notes, as the Calculation Agent determines appropriate to account for the substitution of the Affected Share by the Substitute Index).

(c) For the purposes of this paragraph 7:

"**Insolvency**" means that, by reason of the voluntary or involuntary liquidation, bankruptcy or insolvency of or, any analogous proceeding affecting a Fund:

(i) all the Shares of that Fund are required to be transferred to a trustee, liquidator or other similar official; or

(ii) holders of the Shares of that Fund become legally prohibited from transferring them.

"**Lock-In Event**" means any one of the following events:

(i) the main investment objective of either Fund is amended in accordance with its rules so that it no longer refers solely to the benchmark as set out in respect of that Fund on the Initial Basket Setting Date;

(ii) the currency denomination of either Fund is amended in accordance with its rules so that the net asset value of such Fund on any Basket Business Day is not longer calculated in U.S. dollars or Euro;

(iii) the Calculation Agent is unable, for whatever reason, to buy or sell Shares of either Fund at the official opening price on a daily basis without transaction costs;

(iv) the Calculation Agent's holding in either Fund is higher than 10% of the total net assets in that Fund;

(v) the Relevant Exchange of either Fund fails for any reason, other than of technical or operational nature, to publish the official opening price of the Fund for five consecutive Basket Business Days and the reason for such failure is as a consequence of any decision to liquidate or dissolve the Fund;

(vi) the activities of either Fund or either Fund Manager are placed under review by its regulators for reasons of wrongdoing, breach of any rule or regulation or other similar reason;

(vii) there is any change in the regulatory or tax treatment applicable with respect to any Fund which could have an economic impact for the Calculation Agent as a holder of an interest in that Fund; and

(viii) any suspension of or limitation imposed on trading in any Shares (by reason of liquidity restrictions or otherwise) if, in any such case, such suspension or limitation is, in the determination of the Calculation Agent, material.

"**Merger Event**" means in respect of any Shares, any:

(i) reclassification or change of such Shares that results in a transfer of, or an irrevocable commitment to transfer, all of such Shares outstanding;

(ii) consolidation, amalgamation or merger of the relevant Fund with or into another entity (other than a consolidation, or merger in which such issuer is the continuing entity and which does not result in any such reclassification or change of all such Shares outstanding); or

(iii) other takeover offer for such Shares that result in a transfer of, or an irrevocable commitment to transfer, all such Shares (other than such Shares owned or controlled by the offeror);

in each case if the day upon which all holders of the relevant Shares (other than, in the case of a takeover offer, Shares owned or controlled by the offeror), have agreed or have irrevocably become obliged to transfer their Shares occurs on or before the Find Underlying Unit Valuation Date.

8. Calculation of the Underlying Unit Value and the Final Redemption Amount

The Calculation Agent will:

(a) on the Final Underlying Unit Valuation Date, or as soon as practicable thereafter, determine the Final Redemption Amount in respect of each Note in accordance with the provisions of this Schedule; and

(b) upon determining the Final Redemption Amount in respect of each Note, forthwith (and in any event not later than 5.00 p.m., Amsterdam Time, on the second Basket Business Day following the Final Underlying Unit Valuation Date) give notice thereof to the Issuer and the Agent.

9. Calculations and Determinations by the Calculation Agent

All calculations and determinations by the Calculation Agent of all items falling to be determined by them in connection with this Schedule shall be made by it in its sole and absolute discretion and, in the absence of manifest error, shall be final and binding on all parties. The Calculation Agent will not have any responsibility to any person for good faith errors or omissions in the calculation by it of any item in connection with the Notes.

10. Information on the Robeco Fund, the Rorento Fund and the Cash Fund

(a) The Prospectuses and the latest financial statements for the Robeco Fund, the Rorento Fund and the Cash Fund (for the purpose of this clause the Cash Fund means JP Morgan Fleming Asset Management EURO Liquidity Fund -Accumulating Class C shares) are incorporated by reference in this Pricing Supplement.

(b) The Prospectuses for the Robeco Fund, the Rorento Fund and the Cash Fund and the latest annual accounts and interim accounts of these funds can be obtained free of charge at the office of Deutsche Bank Luxembourg S.A.: 14 Boulevard F.D. Roosevelt, L-2450 Luxembourg, Luxembourg.

(c) The Cash Fund is a so-called société d'investissement à capital variable domiciled in Luxembourg. It invests in a diversified portfolio of high quality predominantly euro denominated money market securities. The shares of the Cash Fund are listed on the Luxembourg Stock Exchange.

(d) The calculation of the net asset value of the Robeco Fund and the Rorento Fund is the responsibility of Robeco Nederland B.V. The calculation of the net asset value of the Cash Fund is the responsibility of JPMorgan Chase Bank Luxembourg S.A.

(e) The method and frequency of calculation of the net asset value of each fund as referred to above are set out in the relevant prospectus. The net asset value of each fund can be obtained free of charge at the office of Deutsche Bank Luxembourg S.A.: 14 Boulevard F.D. Roosevelt, L-2450 Luxembourg, Luxembourg.

(f) The net asset value of each fund as referred to above is set out below (in euro):

ROBECO N.V., RORENTO N.V. AND JPM EURO LIQUIDITY C SHARE

	Robeco	Rorento	JPM
03/01/2000 (Wk 1)	40,65	33,20	10.075
01/02/2000 (Wk 5)	39,78	33,45	10.100
01/03/2000 (Wk 9)	41,87	33,57	10.125
03/04/2000 (Wk 14)	43,57	34,36	10.156
01/05/2000 (Wk 18)	42,96	34,95	10.183
02/06/2000 (Wk 23)	40,72	34,53	10.218
03/07/2000 (Wk 27)	40,43	34,35	10.251
01/08/2000 (Wk 31)	40,78	34,85	10.285
01/09/2000 (Wk 36)	44,64	36,23	10.326
02/10/2000 (Wk 40)	42,84	36,40	10.363
01/11/2000 (Wk 44)	43,85	37,27	10.403
01/12/2000 (Wk 49)	39,98	36,87	10.447
02/01/2001 (Wk 1)	38,30	35,94	10.488
01/02/2001 (Wk 6)	37,46	36,39	10.529
01/03/2001 (Wk 10)	35,01	36,75	10.567
02/04/2001 (Wk 14)	33,80	37,46	10.611
01/05/2001 (Wk 18)	35,44	36,54	10.649
01/06/2001 (Wk 23)	36,52	37,92	10.695
02/07/2001 (Wk 27)	35,31	37,85	10.733
01/08/2001 (Wk 31)	33,60	37,61	10.771
03/09/2001 (Wk 36)	30,91	37,87	10.813
01/10/2001 (Wk 40)	28,79	38,14	10.848
01/11/2001 (Wk 45)	29,32	39,28	10.885
03/12/2001 (Wk 49)	30,99	38,43	10.920
02/01/2002 (Wk 1)	31,25	37,52	10.950
31/01/2002 (Wk 6)	30,95	38,02	10.979
01/02/2002 (Wk 6)	31,45	38,01	10.982
28/02/2002 (Wk 8)	31,55	38,00	11.006

THIS TABLE HAS BEEN PREPARED ON THE BASIS OF INFORMATION PROVIDED BY ROBECO NEDERLAND B.V. WITH RESPECT TO ROBECO N.V. AND RORENTO N.V. AND BY JP MORGAN CHASE LUXEMBOURG S.A. IN RESPECT OF THE CASH FUND. THE ISSUER HAS NOT MADE ANY VERIFICATION AS TO THE CORRECTNESS OF THE DATA PRESENTED.

APPENDIX A

PART I
INVESTMENT CONSIDERATIONS

Terms used herein have the meanings given to them in the body of this Pricing Supplement (including the Schedule hereto).

1. Potential purchasers of the Notes should be aware that buying and selling Shares during the Basket Reweighting Period is undertaken by the Calculation Agent on a best execution basis and that the Calculation Agent will use its best efforts to ensure that at the end of the Basket Reweighting Period the Robeco/Rorento Momentum Basket is comprised of Shares with the relevant Weightings as determined in accordance with paragraph 3 of the Schedule. However, it may not be possible for the Calculation Agent to achieve the relevant Weighting in respect of each such Share. During the Basket Reweighting Period the actual number of Shares in the Robeco/Rorento Momentum Basket and the exact value thereof is not a fixed amount. The outcome of the buying and selling efforts of the Calculation Agent on the Relevant Stock Exchanges (i.e. the actual number of Shares in the modified Robeco/Rorento Momentum Basket) will be known after the Basket Reweighting Period. General market conditions and the market conditions on the Relevant Exchange can change during the Basket Reweighting Period and can have an impact on the valuation of the Notes in a way that differs from ordinary equity linked notes or ordinary index linked notes.

2. The Volatility Control Mechanism provides for an increase or decrease of the allocation to or from the Cash Fund. The conversion from Shares to units in the Cash Fund and *vice versa*, is undertaken by the Calculation Agent on a best efforts basis as soon as practicable after a conversion is required under the Volatility Control Mechanism. The exact components of the Underlying Unit may not be known to the Issuer or the holders of the Notes at any given point in time during which the Calculation Agent is in the process of converting Shares to units in the Cash Fund or *vice versa*.

3. The Volatility Control Mechanism provides for an allocation of the invested amount to a Cash Fund in accordance with the table included in paragraph 5(c) of the Schedule to this Pricing Supplement. Up to 100% of the value of the Notes may be invested for any amount of time in units in the Cash Fund, the performance and creditworthiness of which can not be guaranteed by the Issuer.

4. Potential purchasers of the Notes should be aware that in the mathematical formula for calculating the Underlying Unit Value a Risk Advisory Fee is included. The Risk Advisory Fee amounts to 0.137 basis points per day, deducted from the Underlying Unit Value. Although the Risk Advisory Fee allows the Issuer to set the percentage at which the increase of the Underlying Unit Value will be reflected in the Final Redemption Amount higher than would have been the case without Risk Advisory Fee, such fee does have a decreasing impact on the Final Redemption Amount.

5. Potential investors should understand that payment of principal under the Notes will be linked to the performance of Robeco N.V. and Rorento N.V., which themselves contain substantial market risks. Nevertheless, in no circumstances (other than the insolvency of the Issuer or in the event of an early redemption pursuant to Condition 7(c) or Condition 11) may the Notes be redeemed for less than 90% of their principal amount (see paragraph 25 of the Pricing Supplement).

PART II
BELEGGINGSOVERWEGINGEN

1. Potentiële beleggers in de Triple R Garantiecertificaten (hierna: de "Garantiecertificaten") dienen te beseffen dat het kopen en verkopen van de aandelen voor het Robeco/Rorento Momentum Mandje gedurende de periode van vijf werkdagen bestemd voor herweging van het Robeco/Rorento Momentum Mandje ('*Basket Reweighting Period*') (hierna: de "Herwegingsperiode") geschiedt door de daarvoor aangewezen partij (*the 'Calculation Agent'*) (hierna: de "Calculation Agent") naar beste vermogen ('*best execution*'). De Calculation Agent zal naar haar beste vermogen ('*best efforts*') het Robeco/Rorento Momentum Mandje zodanig indelen dat de nieuwe weging van de aandelen in overeenstemming is met de weging die op grond van paragraaf 3 van de Schedule is bepaald. Een exacte 75/25 of 50/50 verhouding is niet onder alle omstandigheden mogelijk. Gedurende de Herwegingsperiode is het exacte aantal aandelen en de exacte waarde van het Robeco/Rorento Momentum Mandje in beweging. De uitkomst van het kopen en verkopen van aandelen door de Calculation Agent op de verschillende aandelenmarkten gedurende de Herwegingsperiode (m.a.w.: het exacte aantal aandelen in het Robeco/Rorento Momentum Mandje) zal pas na afloop van iedere Herwegingsperiode kunnen worden bepaald. Algemene marktomstandigheden en de marktomstandigheden op de beurs waar door de Calculation Agent wordt gehandeld kunnen gedurende de Herwegingsperiode wijzigen en zijn van invloed op de waarde van de Garantiecertificaten.

2. Het zogenaamde Volatility Control Mechanism voorziet in aanpassingen in de verhouding tussen het Robeco/Rorento Momentum Mandje en (kortlopend) rentedragend geld (*the 'Cash Fund'*) (hierna: het "Cash Fund"). Het Cash Fund en het Robeco/Rorento Momentum Mandje zijn de twee componenten van de onderliggende waarde ('*Underlying Unit*') (hierna: de "Onderliggende Eenheid") van het Garantiecertificaat. Voor zover en indien nodig zal het omzetten van een gedeelte van de aandelen uit het Robeco/Rorento Momentum Mandje in een toevoeging aan het Cash Fund en andersom, door de Calculation Agent naar haar beste vermogen en zo spoedig mogelijk worden ondernomen. De exacte verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje kan gedurende de periode dat de Calculation Agent de omzetting of wijziging in de verhouding bewerkstelligt, noch door Rabobank Nederland, noch door de houders van de Garantiecertificaten worden bepaald.

3. De toepassing van het Volatility Control Mechanism verloopt volgens het schema opgenomen in de tabel in paragraaf 5(c) van de prijsbijlage, waardoor de belegging in het Cash Fund kan oplopen tot 100% van de waarde van de Onderliggende Eenheid. De kredietwaardigheid en groei van het Cash Fund en de beheerder van het Cash Fund, kan door Rabobank Nederland niet worden gegarandeerd.

4. Potentiële beleggers in de Garantiecertificaten dienen te beseffen dat in de formule voor de berekening van de waarde van de Onderliggende Eenheid een commissie ('*Risk Advisory Fee*') (hierna: de "Risk Advisory Fee") is begrepen. De Risk Advisory Fee wordt gesteld op 0.137 basispunten per dag, en wordt in mindering gebracht op de waarde van de Onderliggende Eenheid. De Risk Advisory Fee stelt Rabobank Nederland in staat om het percentage waarmee de waardestijging van de Onderliggende Eenheid doorwerkt op het Garantiecertificaat (m.a.w.: de participatie graad) hoger te stellen dan het geval zou zijn zonder Risk Advisory Fee. Niettemin heeft de Risk Advisory Fee een waardeverlagende invloed op de uitbetaling op de Garantiecertificaten.

5. Potentiële beleggers dienen er rekening mee te houden dat de hoogte van de aflossing van de Garantiecertificaten is gerelateerd aan de prestaties van Robeco N.V. en Rorento N.V. Een belegging in de Garantiecertificaten heeft dus de kenmerken van een rechtstreekse belegging in deze fondsen met de bijbehorende risico's. Desalniettemin, zal de hoogte van de aflossing in geen geval (anders dan in het geval van faillissement van Rabobank Nederland of

vervroegde aflossing uit hoofde van Condition 7(c) of Condition 11) minder bedragen dan 90% van de nominale waarde van de Garantiecertificaten (zie paragraaf 25 van de Prijsbijlage).

Deze beleggingsoverwegingen zijn een samenvatting en vertaling van delen van de volledige Engelstalige Programma Prospectus en Prijsbijlage. De Engelstalige Programma Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige Programma Prospectus, Prijsbijlage en deze Nederlandstalige samenvatting zullen de Engelstalige Programma Prospectus en Prijsbijlage doorslaggevend zijn.

APPENDIX B

PART I
DESCRIPTION OF THE 7 YEAR TRIPLE R 90% PRINCIPAL PROTECTED NOTES

Rabobank Nederland is issuing a EUR 35,000,000 Triple R 90% Principal Protected Note under its EUR 40,000,000,000 Global Medium-Term Note Programme (the "Notes").

The full terms and conditions of the Notes are as set out in the Offering Circular dated 27 September 2001, the Supplemental Offering Circular dated 1 January 2002 and the Pricing Supplement dated 4 March 2002 for the issue of Notes.

The Notes will be issued on 25 March 2002, however they are on sale from 4 March 2002 until 22 March 2002, 15:00 Hrs CET (the "Subscription Period"). Rabobank Nederland has the right to withdraw its offer of Notes at any time up until close of business on 22 March 2002. If Rabobank Nederland withdraws its offer of the Notes all potential investors who have already expressed an interest in buying the Notes shall be notified of the withdrawal of the offer immediately. In such case, Rabobank will publish a notice in a leading Dutch language daily newspaper of general circulation in The Netherlands, which is expected to be *Het Financieele Dagblad.*

If during the Subscription Period Rabobank Nederland receives orders for an amount in excess of EUR 35,000,000 (the "Nominal Amount"), it reserves the right to increase the Nominal Amount of the issue.

The Notes will be issued in denominations of EUR 1,000 and potential purchasers of the Notes can buy the Notes in integral multiples of EUR 1,000 each at an Issue Price of EUR 1,020, with a minimum purchase value per investor of EUR 5,000. The Notes will be settled through Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.

The Notes will not bear interest.

Instead, the Final Principal Redemption Amount will be calculated in accordance with the formula set out in the Schedule to the Pricing Supplement. This formula means that the Final Principal Redemption Amount to be paid will relate to the increase in value of the Underlying Unit over the term of the Notes (the "Underlying Unit Value"). The Underlying Unit Value is determined by the values of a Cash Fund and the Robeco/Rorento Momentum Basket.

On a daily basis the Calculation Agent will determine the mix between the Cash Fund and the Robeco/Rorento Momentum Basket. The allocation between the Cash Fund and the basket is determined by the Volatility Control Mechanism. In brief, the Volatility Control Mechanism is designed to dampen sharp price movements (the volatility) in the value of the Underlying Unit. The mechanism does this by increasing the allocation of the Cash Fund during periods of increased volatility of the basket. The precise asset allocation is determined in accordance to a pre-determined risk management schedule. The Calculation Agent will determine a Volatility Index for the Underlying Unit and will adjust the asset mix of the Underlying Unit accordingly.

The Robeco/Rorento Momentum Basket is a weighted basket of Robeco N.V. and Rorento N.V. shares. The proportion of Robeco shares and Rorento shares to be included in the basket is determined by the Calculation Agent every period of 40 trade days on the basis of their performance in local currency terms over the previous period of 40 trade days. The performance is measured by comparing the opening price of the relevant share in the local currency on the start of the period of 40 trade days and at the end of such period. The share which has performed better as at the end of the period of 40 trade days, as calculated in accordance with paragraph 3 shall comprise 75% of the basket and the other share 25%.

Towards the end of the seven year life of the Note, the Final Redemption Amount will be calculated by taking the arithmetic average of the calculation of the Underlying Unit Value on 13 monthly observation dates directly preceding the maturity date. On the Maturity Date 80% of the increase, if any, of the Underlying Unit Value compared to the initial value of EUR 1,000 at issue will be paid to the Noteholders in addition to 90% of EUR 1,000 per Note.

The Notes will mature on 25 March 2009.

The Notes will be listed on the official segment of the Luxembourg Stock Exchange. Noteholders may sell their notes in accordance with the normal rules and procedures of Luxembourg Stock Exchange. In order to initiate a sale of the Notes a Noteholder should approach the bank at which their securities account is held.

Capitalised terms used in this summary description of the Notes and not defined herein shall bear the definitions given to them in the Offering Circular and Pricing Supplement.

In the event of any inconsistency between the provisions of this description of the 90% Capital Protected Triple R Notes and the Terms and Conditions of the Notes or the Pricing Supplement, the Terms and Conditions of the Notes or the Pricing Supplement (as applicable) will prevail.

The Offering Circular and the Pricing Supplement will be available free of charge at the office of Rabo Securities N.V.: Amstelplein 1, PO Box 94640, 1090 GP Amsterdam.

APPENDIX B

PART II
NEDERLANDSE SAMENVATTING VAN DE VOORNAAMSTE KENMERKEN VAN DE 7 YEAR TRIPLE R 90% PRINCIPAL PROTECTED GARANTIECERTIFICATEN

Onder het EUR 40.000.000.000 Global Medium-Term Note Programme geeft Rabobank Nederland voor EUR 35.000.000 Triple R 90% Principal Protected Garantiecertificaten (hierna: de "Garantiecertificaten") uit.

De volledige leningsvoorwaarden voor de Garantiecertificaten worden uiteengezet in het Engelstalige programma prospectus gedateerd 27 september 2001 (hierna tezamen met het Supplement van 1 januari 2002 het "Programma Prospectus") tezamen met de Engelstalige prijsbijlage, gedateerd 4 maart 2002 (hierna: de "Prijsbijlage"). Hieronder volgt een samenvatting van de voornaamste kenmerken van de Garantiecertificaten.

De uitgiftedatum voor de Garantiecertificaten is gesteld op 25 maart 2002. De inschrijvingsperiode begint op 4 maart 2002 en eindigt 22 maart 2002 om 15.00 uur (Nederlandse tijd) (hierna: de "Inschrijvingsperiode"). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten en om het aanbod tot uiterlijk 22 maart 2002, eind van de dag, terug te trekken. Een terugtrekking zal door Rabobank Nederland in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

Indien inschrijvingen op de Garantiecertificaten gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 35.000.000 (hierna: het "Nominale Bedrag") overschrijdt, kan Rabobank Nederland het Nominale Bedrag van de uitgifte verhogen.

De Garantiecertificaten worden uitgegeven in coupures van EUR 1.000 per stuk. Potentiële kopers kunnen inschrijven voor stukken in veelvouden van EUR 1.000, uitgegeven tegen een uitgifte prijs van EUR 1.020 per stuk, met een minimum aankoopwaarde per belegger van EUR 5.000.

De Garantiecertificaten worden per serie belichaamd in een verzamelcertificaat. Het verzamelcertificaat zal uiterlijk op de uitgiftedatum worden gedeponeerd bij een gezamenlijke bewaarder voor Euroclear Bank S.A. / N.V. (hierna: "Euroclear") en Clearstream Banking, société anonyme (hierna: "Clearstream"). De Garantiecertificaten zijn onder beperkte voorwaarden fysiek leverbaar. Afwikkeling van de Garantiecertificaten vindt plaats via de systemen van Euroclear en Clearstream.

De Garantiecertificaten zijn niet rentedragend.

Daar staat tegenover dat de eindaflossing (*'Final Redemption Amount'*) op de Garantiecertificaten wordt berekend volgens de formule opgenomen in de Schedule bij de Prijsbijlage. De formule houdt in dat de aflossing afhankelijk is van de waardestijging van de onderliggende waarde (*'Underlying Unit'*), (hierna: de "Onderliggende Eenheid") gedurende de looptijd van de Garantiecertificaten.

De waarde van de Onderliggende Eenheid wordt voor een variabel deel bepaald door (kortlopend) rentedragend geld (*'Cash Fund'*) (hierna: het "Cash Fund") en eveneens voor een variabel deel door het Robeco/Rorento Momentum aandelen mandje (hierna het: "Robeco/Rorento Momentum Mandje").

Dagelijks wordt de verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje door de daarvoor aangewezen partij (*'Calculation Agent'*) (hierna: de "Calculation Agent") bepaald. Deze verhouding wordt bepaald door het zogenaamd Volatility Control Mechanism. Dit mechanisme zorgt

ervoor dat het effect van sterke schommelingen in de prijs van het Robeco/Rorento Momentum Mandje op het Garantiecertificaat wordt beperkt. Dit wordt bereikt door een groter deel van de Onderliggende Eenheid te beleggen in het Cash Fund, naarmate de relevante prijsschommelingen in de markt groter worden. De exacte verdeling tussen het Cash Fund en het Robeco/Rorento Momentum Mandje wordt bepaald aan de hand van het vooraf bepaalde risicobeheer schema ("*risk management schedule*"), zoals weergegeven in de Schedule van de Prijsbijlage. De Calculation Agent zal een zogenaamd Volatility Index voor de Onderliggende Eenheid bepalen. Aan de hand van deze Volatility Index zal de verhouding tussen het Cash Fund en het Robeco/Rorento Momentum Mandje van de Onderliggende Eenheid worden bepaald.

Het Robeco/Rorento Momentum Mandje is een gewogen mandje bestaande uit Robeco en Rorento aandelen. De verhouding van Robeco en Rorento aandelen in het Robeco/Rorento Momentum Mandje wordt elke periode van 40 handelsdagen bepaald door de Calculation Agent op basis van hun prestaties over de voorafgaande periode van 40 handelsdagen. De prestatie wordt gemeten door de openingsprijs in lokale valuta van het betreffende fonds aan het begin van iedere periode van 40 handelsdagen te vergelijken met de openingsprijs in lokale valuta van het betreffende fonds aan het eind van de desbetreffende periode van 40 handelsdagen. Het fonds met de beste prestatie aan het eind van de periode van 40 handelsdagen, berekend aan de hand van de formule opgenomen in paragraaf 3 van de Schedule bij de Prijsbijlage zal 75% van het Robeco/Rorento Momentum Mandje gaan uitmaken in de volgende periode van 40 handelsdagen en het andere fonds 25%.

Op het einde van de looptijd van de Garantiecertificaten zal de eind aflossing worden bepaald door het gemiddelde te nemen van de waarde van de Onderliggende Eenheid op 13 maandelijkse waarderingsdata direct voorafgaand aan de einddatum. Per certificaat zal op de einddatum 90% van EUR 1.000 worden terugbetaald, vermeerderd met 80% van de eventuele waardestijging van de Onderliggende Eenheid ten opzichte van de startwaarde van EUR 1.000.

De looptijd van de Garantiecertificaten is 7 jaar. De einddatum zal 25 maart 2009 zijn.

Voor de Garantiecertificaten is een notering aan de Luxembourg Stock Exchange aangevraagd. Houders van de Garantiecertificaten kunnen met inachtneming van de regels van de Luxembourg Stock Exchange Garantiecertificaten verkopen of (bij)kopen.

Deze samenvatting van voornaamste kenmerken van de Garantiecertificaten is een samenvatting en vertaling van de volledige Engelstalige Programma Prospectus en Prijsbijlage. De Engelstalige Programma Prospectus en de Engelstalige Prijsbijlage zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen de Engelstalige Programma Prospectus, Prijsbijlage en deze Nederlandstalige samenvatting zullen de Engelstalige Programma Prospectus en Prijsbijlage doorslaggevend zijn.

Het Programma Prospectus en de Prijsbijlage zijn kosteloos verkrijgbaar ten kantore van Rabo Securities N.V.: Amstelplein 1, Postbus 94640, 1090 GP Amsterdam.

APPENDIX C

RECENT DEVELOPMENTS RABOBANK GROUP

Results

Rabobank Group's activities for the six months ended June 30, 2001 resulted in an 11 per cent. increase in income to EUR 4,125 million compared to the same period in 2000. Interest income increased by 9 per cent. to EUR 2,502 million. The drop in the number of investment orders resulted in a sharp fall in securities brokerage. This was offset, however, by higher insurance and employment benefits commission income. As a result, total commission income for the six months ended June 30, 2001 was up 15 per cent. compared to the same period in 2000.

Operating expenses totalled EUR 2,824 million in the first six months of 2001, up 8 per cent. compared to the same period in 2000. Staff costs increased by 13 per cent. to EUR 1,716 million due to salary increases, partly under the collective labour agreement, and an increase in the number of employees. Other administrative expenses were up 3 per cent. in the first six months of 2001 compared to the same period in 2000.

As a consequence, operating profit for the six months ended June 30, 2001 amounted to EUR 1,301 million, up 16 per cent. compared to EUR 1,119 million in the same period last year. There was considerable variation in the results of the individual business units. Wholesale banking operations tripled its results. However, the subdued climate on the stock markets induced falls in the results recorded by asset management operations and local banks.

Rabobank Group generated a net profit of EUR 714 million for the first six months of 2001, a rise of 8 per cent. compared to EUR 659 million in the same period last year. Despite the poor stock market climate, the performance of Rabobank Group held up well in the first half of 2001. Thanks to the diversity of the group's activities, the reduced income from securities transactions and asset management was more than offset. Wholesale banking business in particular made a considerable contribution to the result.

The year 2001 can be marked by poorer market conditions than in previous years. We expect an increase in net profit for the year as a whole, although changing market conditions due to (amongst others) the events that occurred in the United States on September 11, 2001 could put downward pressure on the expected increase in net profit.

Rabobank Group will for 2002 adhere to a stringent budgetary discipline, as a result of which a reduction of the number of employees is unavoidable and which is expected to lead to continued growth of net profit.

Balance Sheet and Activities

The consolidated total assets of Rabobank Group increased by EUR 35 billion to EUR 378 billion at June 30, 2001, a rise of 10 per cent. compared to December 31, 2000. The Tier I ratio was 10.0 and the BIS ratio 10.2 at June 30, 2001. This increase in total assets was due in particular to the growth in lending and interest-bearing securities.

Lending to the private sector by Rabobank Group at June 30, 2001 was up 6 per cent. to EUR 191 billion compared to December 31, 2000. This increase is still in line with the strong growth seen in recent years. Lending to private individuals at June 30, 2001 was up 7 per cent. compared to December 31, 2000. Corporate clients borrowed 6 per cent. more at June 30, 2001 compared to December 31, 2000. Within the corporate sector, growth was recorded in trade and industry and the

services sector (7 per cent.) as well as in the agricultural sector (5 per cent.). Funds entrusted were up EUR 19 billion (a 13 per cent. increase) to EUR 165 billion at June 30, 2001 compared to December 31, 2000. Growth in savings accounts contributed EUR 5 billion to this rise. Other funds entrusted also contributed to the growth in funds entrusted.

The deterioration in the stock market climate was reflected by a fall in the number of investment orders processed for clients of local Rabobanks. A total of 1.0 million securities and option orders were processed in the six months ended June 30, 2001, a drop of 41 per cent. compared to 1.7 million in the same period in 2000.

The volume of assets managed by Rabobank Group increased by EUR 20 billion to EUR 124 billion at June 30, 2001 compared to December 31, 2000. This rise was mainly due to the acquisition of Harbor Capital Advisors.

The Rabobank Group's insurance company NV Interpolis generated premium income of EUR 2,212 million in the six months ended June 30, 2001, up 28 per cent. compared to EUR 1,724 million in the same period in 2000. With respect to Rabobank Group's leasing activities, the services of De Lage Landen are growing steadily; the size of the loan portfolio increased by 12 per cent. to EUR 10 billion at June 30, 2001 compared to December 31, 2000.

Additional Rabobank Nederland Member Certificates (Rabobank Ledencertificaten) have been issued in October 2001. This enables members and staff of Rabobank Nederland to show their commitment to Rabobank and has raised the Tier 1 capital and strengthened the solvency ratios of Rabobank.

Rabobank Aquires Irish State-Owned ACCBank

Rabobank International, the international corporate and investment bank of the Rabobank Group, is acquiring the Irish state-owned ACCBank at an agreed price of EUR 165 million. The acquisition negotiations were successfully concluded 5 December, 2001. The deal is subject to approval of the Irish parliament. This acquisition makes the Rabobank Group the first financial group from continental Europe to undertake retail activities in Ireland.

Obvion

On 17 December 2001, ABP and Rabobank Nederland signed a declaration setting out their intention to establish a joint mortgage business, under the name of 'Obvion'. Obvion will specialize in offering mortgage loans and simple financial advice products, exclusively through independent brokers. Its operations will include marketing, distributing, financing and managing residential mortgage loans. Obvion is expected to begin operations in the second quarter of 2002. Its registered office will be located in Heerlen.

Outlook 2002

In 2002 Rabobank Group will focus on maintaining and expanding its market leadership. The market share in the field of mortgages is expected to be given added impetus in 2002, in part via Obvion. Due to the close cooperation between member banks and Rabobank Nederland, the activities in the corporate market are expected to produce a larger share in 2002.

Consolidated Balance Sheet (after profit appropriation) Rabobank Group

(Assets, in EUR millions)	30-06 2001[1]	31-12 2000	30-06 2000[1]	31-12 1999	30-06 1999[1]	31-12 1998
Cash	**9,783**	3,086	5,832	2,327	4,502	1,507
Short-term government paper	**5,768**	7,362	9,653	1,179	2,954	2,429
Professional securities transactions	*31,804*	*28,485*	*29,572*	*16,588*	*18,749*	-[3]
Other banks	*12,924*	*9,879*	*14,100*	*8,011*	*12,049*	-[3]
Banks	**44,728**	38,364	43,672	24,599	30,798	23,668
Public sector lending	*1,282*	*2,424*	*3,923*	*1,378*	*1,481*	*1,704*
Private sector lending	*190,675*	*179,137*	*167,215*	*161,074*	*153,158*	*133,899*
Professional securities transactions	*11,665*	*10,105*	*9,983*	*8,549*	*7,264*	*4,345*
Lending	**203,622**	191,666	181,121	171,001	161,903	139,948
Interest-bearing securities	**82,788**	73,610	64,943	61,217	73,307	67,332
Shares	**16,445**	15,850	8,713	8,215	6,558	5,726
Participating interests	**168**	567	184	174	145	155
Property and equipment	**3,486**	3,392	3,151	3,143	2,941	3,304
Other assets	**4,601**	2,590	2,587	3,071	2,815	1,263
Prepayments and accrued income	**6,250**	6,433	6,039	6,292	4,788	4,386
Total assets	**377,639**	342,920	325,895	281,218	290,711	249,718

(Liabilities, in EUR millions)	30-06 2001[1]	31-12 2000	30-06 2000[1]	31-12 1999	30-06 1999[1]	31-12 1998
Professional securities transactions	*32,061*	*28,429*	*22,645*	*17,518*	*22,908*	-[3]
Other banks	*64,125*	*55,462*	*52,072*	*41,588*	*46,912*	-[3]
Banks	**96,186**	83,891	74,717	59,106	69,820	51,497
Savings accounts	*60,298*	*55,575*	*53,989*	*54,044*	*52,169*	*50,690*
Professional securities transactions	*14,933*	*17,239*	*15,926*	*4,757*	*6,106*	-[2]
Other funds entrusted	*90,221*	*73,891*	*73,637*	*68,726*	*76,022*	*64,136*
Funds entrusted	**165,452**	146,705	143,552	127,527	134,297	114,826
Debt securities	**61,877**	49,887	51,506	44,012	44,508	41,244
Other liabilities	**14,665**	22,862	20,012	18,226	11,351	14,291
Accruals and deferred income	**5,274**	6,844	5,236	4,345	5,596	4,557
Provisions	**15,853**	14,753	14,046	13,028	11,480	10,714
Fund for general banking risks	*1,666*	*1,666*	*1,632*	*1,632*	*1,567*	*1,567*
Subordinated Loans	*56*	*53*	*67*	*60*	*59*	*70*
Reserves	*13,264*	*13,108*	*13,244*	*11,867*	*10,788*	*10,381*
Third-party interests	*3,346*	*3,151*	*1,883*	*1,415*	*1,245*	*571*
Group equity	**18,332**	17,978	16,826	14,974	13,659	12,589
Total liabilities	**377,639**	342,920	325,895	281,218	290,711	249,718
Contingent liabilities	**9,496**	10,292	9,752	9,520	9,715	8,664
Irrevocable facilities	**33,477**	38,583	33,684	28,224	30,514	26,513

[1] *The half-year figures are unaudited.*
[2] *In the Financial Statements no difference is being made between Professional securities transactions and Other funds entrusted before 30 June 1999.*
[3] *These figures were not disclosed before 30 June 1999.*

CONSOLIDATED PROFIT AND LOSS ACCOUNT RABOBANK GROUP

(in EUR millions)	first half-year 2001[1]	2000	first half-year 2000[1]	1999	first half-year 1999[1]	1998
Income						
Interest income[2]	–	18,408	–	14,715	–	14,807
Interest expense[2]	–	13,823	–	10,216	–	11,026
Interest	**2,502**	4,585	2,294	4,499	2,104	3,781
Income from securities and participating interests	**285**	750	304	299	184	286
Commission income[3]	–	1,659	–	1,377	599	1,132
Commission expense[3]	–	192	–	143	53	121
Commission	**843**	1,467	734	1,234	546	1,011
Results on financial transactions**194**	314	120	190	98	184	
Other income	**301**	635	280	584	319	570
Total income	**4,125**	7,751	3,732	6,806	3,251	5,832
Expenses						
Staff costs	*1,716*	*3,099*	*1,524*	*2,860*	*1,390*	*2,446*
Other administrative expenses 929	*1,886*	*905*	*1,594*	*680*	*1,344*	
Staff costs and other administrative expenses	**2,645**	4,985	2,429	4,454	2,070	3,790
Depreciation	**179**	474	184	372	199	309
Operating expenses	**2,824**	5,459	2,613	4,826	2,269	4,099
Value adjustments to receivables**200**	360	165	350	210	340	
Addition to the fund for general banking risks –	52	–	100	–	–	
Total expenses	**3,024**	5,871	2,778	5,276	2,479	4,439
Operating profit before taxation**1,101**	1,880	954	1,530	756	1,393	
Taxation on operating result	**297**	507	252	423	171	401
Operating profit/Group profit after taxation **804**	1,373	702	1,107	585	992	
Third-party interests	**90**	179	43	87	33	56
Net profit	**714**	1,194	659	1,020	552	936

[1] The half-year figures are unaudited.

[2] Since 30 June 1999, these figures are not disclosed in the Interim report.

[3] Since 30 June 2000, these figures are not disclosed in the Interim report.

CASH FLOW STATEMENT RABOBANK GROUP

(in EUR millions)	2000	1999	1998 [2]
Cash flow from operational activities			
Group profit after taxation	**1,373**	**1,107**	**992**
Adjustments for:			
- Depreciation	*474*	*372*	*308*
- Value adjustments to receivables	*360*	*350*	*340*
- Addition to Fund for general banking risks	*52*	*100*	*-*
- Movements in provisions [1]	*367*	*416*	*22*
- Accrued and deferred items and technical reserves relating to the insurance business	*3,716*	*-220*	*2,860*
	4,969	**1,018**	**3,530**
Cash flow from business operations	**6,342**	**2,125**	**4,522**
Movements in government paper and securities	*-6,183*	*1,250*	*-1,135*
Movements in securities trading portfolio	*-17,989*	*5,301*	*-15,905*
Movements in securitised loans	*1,728*	*-1,154*	*-181*
Movements in banks	*10,478*	*5,939*	*16,969*
Movements in lending	*-20,665*	*-30,544*	*-20,293*
Movements in funds entrusted	*19,178*	*12,701*	*16,518*
Other movements from operational activities	*4,236*	*-4,839*	*4,654*
	-9,217	**-11,346**	**627**
Net cash flow from operational activities	**-2,875**	**-9,221**	**5,149**
Cash flow from investing activities			
Investments and purchases			
- Investment portfolio	*-44,949*	*-32,584*	*-53,366*
- Participating interests	*-444*	*-24*	*-25*
- Tangible fixed assets	*-781*	*-892*	*-1,024*
	-46,174	**-33,500**	**-54,415**
Disposals, redemptions and sales			
- Investment portfolio	*42,334*	*39,144*	*35,709*
- Participating interests	*42*	*19*	*40*
- Tangible fixed assets	*206*	*235*	*392*
	42,582	**39,398**	**36,141**
Net cash flow from investing activities	**-3,592**	**5,898**	**-18,274**
Cash flow from financing activities			
Rabobank membership certificates	892	-	-
Trust Preferred Securities	-	650	-
Subordinated loans	-7	-10	15
Debt securities	5,875	2,768	13,204
Payment on Rabobank membership certificates and Trust Preferred Securities	-76	-4	-
Net cash flow from financing activities	**6,684**	**3,404**	**13,219**
Net cash flow	**217**	**81**	**94**

[1] Excluding movements in technical reserves relating to the insurance business.
[2] As a result of a change in presentation the cashflow statement of 1998 can no longer be compared with the cashflow statement disclosed in previous financial statements.

The cash flow statement provides a summary of the net movements in operational, investment and financing activities. Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

UNCONSOLIDATED BALANCE SHEET RABOBANK NEDERLAND AT 31 DECEMBER[1]
(after profit appropriation)

(in EUR millions)	2000		1999		1998	
Assets						
Cash		1,987		1,391		787
Short-term government paper		7,240		846		1,812
Professional securities transactions	*26,829*		*16,116*		-[2]	
Other banks	*63,313*		*52,741*		-[2]	
Banks		90,142		68,857		55,489
Public sector lending	*2,050*		*802*		*1,083*	
Private sector lending	*46,033*		*33,513*		*28,544*	
Professional securities transactions	*7,469*		*9,323*		*3,190*	
Lending		55,552		43,638		32,817
Interest-bearing securities		54,822		45,552		57,365
Shares		6,800		1,612		1,229
Participating interests in group companies		5,272		5,244		3,661
Other participating interests		111		57		37
Property and equipment		231		319		280
Other assets		901		2,236		444
Prepayments and accrued income		5,334		5,593		3,819
Total assets		228,392		175,345		157,740
Liabilities						
Professional securities transactions	*28,477*		*17,603*		-[2]	
Other banks	*77,581*		*62,337*		-[2]	
Banks		106,058		79,940		71,490
Savings	*82*		*117*		*115*	
Professional securities transactions	*14,348*		*4,755*		-[3]	
Other funds entrusted	*36,290*		*28,523*		-[3]	
Funds entrusted		50,720		33,395		28,990
Debt securities		43,303		39,248		37,231
Other liabilities		17,369		13,109		11,794
Accruals and deferred income		4,914		4,346		3,838
Provisions		614		480		257
		222,978		170,518		153,600
Fund for general banking risks	*436*		*403*		*403*	
Share capital	*636*		*636*		*636*	
Revaluation reserve	*310*		*503*		*356*	
Other reserves	*2,482*		*2,635*		*2,745*	
Loan associated with the issue of Rabobank membership certificates	*900*		-		-	
Loan associated with the issue of Trust Preferred Securities	*650*		*650*		-	
Shareholders'/group equity		5,414		4,827		4,140
Total liabilities		228,392		175,345		157,740
Contingent liabilities		10,426		8,833		7,721
Irrevocable facilities		30,616		23,903		21,502

[1] Rabobank Nederland does not publish unconsolidated financial statements for interim periods.

[2] These figures were not disclosed before 31 December 1999.

[3] These figures were not disclosed separately before 31 December 1999.

UNCONSOLIDATED PROFIT AND LOSS ACCOUNT RABOBANK NEDERLAND FOR THE YEARS[1]

(in EUR millions)	2000	1999	1998
Profit of participating interests after taxation	863	477	457
Other results after taxation	(362)	(223)	(188)
Net profit	501	254	269

[1] *Drawn up in accordance with section 402 of Book 2 of the Netherlands Civil Code.*

Auditors' report to the Prospectus

Introduction

We have examined the Offering Circular of the 'Euro 40,000,000,000 Global Medium-Term Note Programme' dated 27 September 2001 as supplemented by the Supplemental Offering Circular dated 1 January 2002 (together the "Offering Circular") together with the Pricing Supplement dated 4 March 2002 of the 'Euro 35,000,000 Triple R 90% Principal Protected Notes linked to the Momentum Basket based on Robeco N.V. and Rorento N.V. and the Cash Fund due 25 March 2009' of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam to determine whether they contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995. The Offering Circular and the Pricing Supplement are the responsibility of the company's management. Our responsibility is to express an opinion in accordance with Section 2 (4) of the Annexe to the Supervision of Securities Transactions Decree 1995.

Scope

Based on auditing standards generally accepted in the Netherlands, we are required to plan and perform our procedures to obtain reasonable assurance about whether the Offering Circular and the Pricing Supplement contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995. Unless expressly stated otherwise in the Offering Circular and the Pricing Supplement, the information included in the Offering Circular and the Pricing Supplement has not been audited. We believe that our procedures provide a reasonable basis for our opinion.

Opinion

In our opinion, the Offering Circular and the Pricing Supplement (together the "Prospectus") contain the applicable information as required by Section 2 (2) and (5) of the Supervision of Securities Transactions Decree 1995.

Utrecht, 4 March 2002

Ernst & Young Accountants

Auditors' report to the consolidated financial data of Rabobank Group

The accompanying consolidated financial data as set out on pages 29 to 31 of Appendix C of this Pricing Supplement have been derived from the consolidated financial statements for the years ended 31 December 2000, 1999 and 1998 of Rabobank Group, as audited by us. The consolidated financial data are the responsibility of Rabobank Group's management.

In our opinion, the consolidated financial data for the years ended 31 December 2000, 1999 and 1998, as included in Appendix C of this Pricing Supplement on pages 29 to 31, are consistent, in all material respects, with the consolidated financial statements of Rabobank Group from which they have been derived. We issued unqualified auditors' reports on these consolidated financial statements on 8 March 2001, 9 March 2000 and 2 March 1999, respectively. These auditors' reports are included in the consolidated financial statements for the years referred to, which form an integral part of this Pricing Supplement.

Utrecht, 4 March 2002

Ernst & Young Accountants

Auditors' report to the unconsolidated financial data of Rabobank Nederland

The accompanying unconsolidated financial data as set out on pages 32 and 33 of Appendix C of this Pricing Supplement have been derived from the financial statements for the years ended 31 December 2000, 1999 and 1998 of Rabobank Nederland, as audited by us. The unconsolidated financial data are the responsibility of Rabobank Nederland's management.

In our opinion, the unconsolidated financial data for the years ended 31 December 2000, 1999 and 1998, as included in Appendix C of this Pricing Supplement on pages 32 and 33, are consistent, in all material respects, with the financial statements of Rabobank Nederland from which they have been derived. We issued unqualified auditors' reports on these financial statements on 8 March 2001, 9 March 2000 and 2 March 1999, respectively. These auditors' reports are included in the financial statements for the years referred to, which form an integral part of this Pricing Supplement.

Utrecht, 4 March 2002

Ernst & Young Accountants

[This page was intentionally left blank]

02 APR 17

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO.: 330A
TRANCHE NO.: 1

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) (the "Issuer")

USD 12,000,000 Callable Fixed Rate Accrual Notes due 5 March 2007

Issue Price: 100.00 per cent.

Schroder Salomon Smith Barney

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The date of this Pricing Supplement is 5 March 2002

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Notes on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

On each Interest Payment Date from and including 5 September 2002 the Notes bear Interest dependant on a daily quotation of 6 month USD LIBOR on Telerate page 3750, during the relevant Interest Period, as more fully specified below. Therefore the quotation on each day may effect the value of Interest payable on the relevant Interest Payment Date or in fact whether any interest will be payable on such Interest Payment Date. The table included in the Annex hereto sets forth the value of 6 month USD LIBOR at 11:00 a.m. London time on the last business day of each month from 31 January 1990 to 28 February 2002. This table is purely for reference purposes, the historical movement of 6 month USD LIBOR under various economic circumstances is not necessarily indicative of the future performance of 6 month USD LIBOR or what the value of the Notes may be in the future. Any historical trend in the value of 6 month USD LIBOR set forth in the Annex is no indication that 6 month USD LIBOR or the value of the Notes is more or less likely to increase or decrease at any time during the term of the Notes.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in this Pricing Supplement.

Given the highly specialised nature of these Notes, the Issuer and the Dealer consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

Consequently, if you are not an investor who falls within the description above you should not consider purchasing these Notes without taking detailed advice from a specialised professional adviser.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September, 2001 and the Supplemental Offering Circular dated 1 January, 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).
2.	(i) Series Number:	330A.
	(ii) Tranche Number:	1.
3.	Specified Currency or Currencies:	United States Dollar ("USD").
4.	Aggregate Nominal Amount	
	(i) Series:	USD 12,000,000.
	(ii) Tranche:	USD 12,000,000.
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:	USD 50,000.
7.	Issue Date:	5 March 2002.
8.	Maturity Date:	5 March 2007.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No.
10.	Interest Basis:	Fixed Rate (further details specified below).
11.	Redemption/Payment Basis:	Redemption at par.
12.	Change of Interest Basis or Redemption/ Payment Basis:	Not Applicable.
13.	Put/Call Options:	Issuer Call Option (further details specified below).
14.	Status of the Notes:	Senior.
15.	Listing:	Luxembourg Stock Exchange
16.	Method of distribution:	Non-syndicated.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**:	Applicable

(i) Rate of Interest:

The amount of interest payable will be determined by the following:

Accrual Rate multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"Accrual Days" means the number of days in each Observation Period on which 6-month USD-LIBOR-BBA, as observed by reference to Telerate page 3750 as of 11:00 a.m. London time (the **"Reference Level"**), is greater than 0.00 per cent. but less than or equal to the **Maximum Reference Level**.

If the Telerate page 3750 is cancelled or unavailable, the fall back provisions described under the Definition of 6-month USD-LIBOR-BBA of the ISDA Definitions shall apply.

For any non-London Business Days falling during the **Observation Period** the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding Business Day. The Reference Level for the last five calendar days immediately preceding any Interest Payment Date will be deemed to be equal to the Reference Level on the fifth calendar day prior to that Interest Payment Date, or the London Business Day immediately preceding the fifth calendar day prior to that Interest Payment Date should the fifth calendar day be a non-London Business Day.

"Accrual Rate" means:
6.00 per cent. for the period from and including 5 March 2002 to but excluding 5 March 2003.

6.25 per cent. for the period from and including 5 March 2003 to but excluding 5 March 2004.

6.50 per cent. for the period from and including 5 March 2004 to but excluding 5 March 2005.

6.75 per cent. for the period from and including 5 March 2005 to but excluding 5 March 2006.

7.00 per cent. for the period from and including 5 March 2006 to but excluding 5 March 2007.

"Maximum Reference Level" means:
6.00 per cent. for the period from and including 5 March 2002 to but excluding 5 March 2003.

6.25 per cent. for the period from and including 5 March 2003 to but excluding 5 March 2004.

6.50 per cent. for the period from and including 5 March 2004 to but excluding 5 March 2005.

6.75 per cent. for the period from and including 5 March 2005 to but excluding 5 March 2006.

7.00 per cent. for the period from and including 5 March 2006 to but excluding 5 March 2007.

"Observation Period" means the period from, and including, the first day in each relevant Interest Period to, but excluding, the immediately following Interest Payment Date.

(ii) Interest Payment Date(s): Interest is payable semi-annually in arrear on 5 March and 5 September in each year commencing on 5 September 2002 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention for which the relevant Business Days are London

	–	and New York.
	(iii) Fixed Coupon Amounts:	To be determined no later than 2 London Business Days prior to each Interest Payment Date.
	(iv) Broken Amount:	Not applicable.
	(v) Day Count Fraction (Condition 1(a)):	Not applicable
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
18.	**Floating Rate Note Provisions**:	Not applicable.
19.	**Zero Coupon Note Provisions**:	Not Applicable.
20.	**Index Linked Interest Note Provisions**:	Not Applicable.
21.	**Dual Currency Note Provisions**:	Not Applicable.

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**		Applicable.
	(i)	Optional Redemption Date(s):	Each Interest Payment Date from and including 5 September 2002, subject to adjustment in accordance with the Modified Following Business Day Convention.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount.
	(iii)	If redeemable in part:	
		(a) Minimum nominal amount to be redeemed:	Not Applicable.
		(b) Maximum nominal amount to be	Not Applicable.

- redeemed:

	(iv)	Option Exercise Date(s):	Not Applicable.
	(v)	Description of any other Issuer's option:	Not Applicable.
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole or in part, no later than 5 London and New York Business Days prior to the relevant Optional Redemption Date.
23.	**Put Option**		Not applicable.
24.	**Final Redemption Amount**		100 per cent. of the Aggregate Nominal Amount.
25.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes.
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes.

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes.

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules.
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London.
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, consequences(if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable.
30.	Details relating to Instalment Notes:	Not Applicable.
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable.
32.	Consolidation provisions:	Not Applicable.
33.	Other terms or special conditions:	So long as Bearer Notes are presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to

	–	the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable.
	(ii) Stabilising Manager (if any):	Not Applicable.
	(iii) Dealer's Commission:	Not Applicable.
35.	If non-syndicated, name of relevant Dealer:	Salomon Brothers International Limited.
36.	Additional selling restrictions:	Not Applicable.

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0143493087
38.	Common Code:	014349308
39.	Any clearing system(s) other than Euroclear and Clearstream Banking, société anonyme and the relevant identification number(s):	Not applicable.
40.	Delivery:	Delivery against payment.
41.	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London. Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not applicable.
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.140845 producing a sum of (for Notes not denominated in Euro):	Euro 13,690,140

44.	In the case of Notes listed on the Official Segement of the Stock Market of Euronext Amsterdam N.V.:	Not applicable.
45.	Date of Pricing Supplement:	5 March 2002.
46.	Date of Base Offering Circular:	27 September 2001.

Signed on behalf of the Issuer:

By:.......................................

Duly Authorised

ANNEX

Date	LIBOR	Date	LIBOR	Date	LIBOR	Date	LIBOR
31/01/90	8.43750	30/04/93	3.3125	31/07/96	5.88280	29/10/99	6.12000
28/02/90	8.43750	31/05/93	3.5000	30/08/96	5.77340	30/11/99	6.06380
30/03/90	8.68750	30/06/93	3.5000	30/09/96	5.73440	31/12/99	6.13130
30/04/90	8.87500	30/07/93	3.5000	31/10/96	5.56640	31/01/00	6.28880
31/05/90	8.50000	31/08/93	3.4375	29/11/96	5.54300	29/02/00	6.33130
29/06/90	8.37500	30/09/93	3.3750	31/12/96	5.60160	31/03/00	6.52630
31/07/90	7.93750	29/10/93	3.4375	31/01/97	5.68750	28/04/00	6.73130
31/08/90	8.12500	30/11/93	3.5000	28/02/97	5.68750	31/05/00	7.10500
28/09/90	8.31250	31/12/93	3.5000	31/03/97	5.93750	30/06/00	7.00000
31/10/90	8.06250	31/01/94	3.3750	30/04/97	6.00000	31/07/00	6.89380
30/11/90	8.25000	28/02/94	4.0000	30/05/97	6.00000	31/08/00	6.83000
31/12/90	7.63000	31/03/94	4.2500	30/06/97	5.90630	29/09/00	6.76000
31/01/91	7.13000	29/04/94	4.6875	31/07/97	5.80080	31/10/00	6.72000
28/02/91	6.88000	31/05/94	5.0000	29/08/97	5.84380	30/11/00	6.64000
29/03/91	6.56250	30/06/94	5.2500	30/09/97	5.84380	29/12/00	6.20380
30/04/91	6.19000	29/07/94	5.3125	31/10/97	5.78520	31/01/01	5.26250
31/05/91	6.19000	31/08/94	5.3125	28/11/97	5.91410	28/02/01	4.90750
28/06/91	6.43750	30/09/94	5.7500	31/12/97	5.84380	30/03/01	4.71000
31/07/91	6.25000	31/10/94	5.9375	30/01/98	5.62500	30/04/01	4.30250
30/08/91	5.81250	30/11/94	6.5625	27/02/98	5.69530	31/05/01	3.98000
30/09/91	5.56250	30/12/94	7.0000	31/03/98	5.75000	29/06/01	3.90880
31/10/91	5.31250	31/01/95	6.6875	30/04/98	5.81250	31/07/01	3.68880
29/11/91	4.87500	28/02/95	6.4375	29/05/98	5.75000	31/08/01	3.45250
31/12/91	4.25000	31/03/95	6.5000	30/06/98	5.78130	28/09/01	2.52250
31/01/92	4.31250	28/04/95	6.3750	31/07/98	5.75000	31/10/01	2.14625
28/02/92	4.37500	31/05/95	6.0000	31/08/98	5.59380	30/11/01	2.03000
31/03/92	4.50000	30/06/95	5.9961	30/09/98	5.24610	30/12/01	1.98125
30/04/92	4.25000	31/07/95	5.8750	30/10/98	4.97840	31/01/02	2.03375
29/05/92	4.18750	31/08/95	5.9063	30/11/98	5.14770	28/02/02	2.03000
30/06/92	4.00000	29/09/95	5.9453	31/12/98	5.06560		
31/07/92	3.62500	31/10/95	5.8750	29/01/99	4.97090		
31/08/92	3.56250	30/11/95	5.68750	26/02/99	5.12690		
30/09/92	3.18750	29/12/95	5.50780	31/03/99	5.06000		
30/10/92	3.56250	31/01/96	5.26560	30/04/99	5.04250		
30/11/92	4.00000	29/02/96	5.29690	31/05/99	5.24500		
31/12/92	3.6250	29/03/96	5.50000	30/06/99	5.65000		
29/01/93	3.4375	30/04/96	5.56250	30/07/99	5.70500		
26/02/93	3.3125	31/05/96	5.63280	31/08/99	5.91880		
31/03/93	3.3750	28/06/96	5.78910	30/09/99	5.96130		

Source: Bloomberg

The Issuer and the Dealer do not accept any responsibility for the calculation, maintenance or publication of the 6 month USD LIBOR rate or any successor rate.

The value of your investment may fluctuate. Results achieved in the past are no guarantee of future results.

02 APR 17 AM

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND PLC

Euro 40,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 341A
TRANCHE NO: 1
USD 20,000,000 Fixed Rate Range Notes 2002 due 2012

Issue Price: 100 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 13 March 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	341A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	13 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		13 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below

(ii)	Interest Payment Date(s):	13 March and 13 September in each year commencing on 13 September 2002 and ending on 13 March 2012
(iii)	Interest Amount(s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Not Applicable
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate per annum (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

$$8.625\% \times \left(\frac{N}{365}\right)$$

where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is less than or equal to 7.00 per cent.

"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period

"**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750

		"**Determination Agent**" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	13 March in each year, commencing on 13 March 2004 and ending on 13 March 2011
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below) to the Noteholders where the Additional Business Centre is London
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable

35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). **General** The Dealer agrees that it will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0144744397
38	Common Code:	14474439
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Calculation Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Morgan Stanley Capital Services as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.147887, producing a sum of (for Notes not denominated in Euro):	Euro 22,957,740

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	13 March 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
USD 20,000,000 Fixed Rate Range Notes 2002 due 2012
(Series 341A/Tranche 1)

Power of Attorney

The undersigned:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., having its registered office at Amsterdam, the Netherlands, with its principal place of business at Utrecht, the Netherlands, hereinafter referred to as Rabobank Nederland, in accordance with Article 60 paragraph 5 juncto Article 62 of its Articles of Association and the Resolutions based thereon and the power granted thereunder represented by:

1. R.W. James

2. M.A.W. Harris

hereby appoints H.H.J. Dijkstra and/or J. Karlén and/or D.A. Visser and/or M. Schipper and/or D.S. Pang-Atjok or any other duly authorised representative of Rabobank Nederland and each of them as its attorney to execute and deliver on its behalf the Pricing Supplement and any other documents in connection with the issue of USD 20,000,000 Fixed Rate Range Notes 2002 due 2012 (Series 341A/Tranche 1) of Rabobank Nederland in such form and on such terms as such attorney may approve.

This power of attorney shall be (i) subject to Netherlands law and (ii) irrevocable for a period of one month from the date hereof.

IN WITNESS WHEREOF, this power of attorney has been duly executed, this 11th day of March, 2002.

1. ____________________

2. ____________________

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

Secretary's certificate

I, E.F. Bos, hereby certify that I am **acting as** Secretary to the Executive Board of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland") and, in such capacity, I am duly authorised to, and do hereby, certify that the following is a true extract of (i) the resolution adopted by the Executive Board at a meeting duly called and held on 13 November 2001, at which a quorum was present and acted throughout and of (ii) the resolution adopted by the Supervisory Board at a meeting duly called and held on 16 November 2001, at which a quorum was present and acted throughout:

RESOLVED THAT:

For the year 2002 Rabobank Nederland, or any of its subsidiaries under the guarantee of Rabobank Nederland, is to issue Notes and/or Bonds whether or not under its Global Medium-Term Note Programme and/or in conjunction with the issue of warrants or other associated transactions for an amount not to exceed the (counter)value of Euro 60,000,000,000.

Furthermore, I certify that:

within the limits set above, on the 6th day of March, 2002 Mr H.H.J. Dijkstra has authorised the guarantee by Rabobank Nederland of the issue of USD 20,000,000 Fixed Rate Range Notes 2002 due 2012 (Series: 341A/Tranche: 1)

The said resolutions have not been rescinded or amended, and are in full force and effect.

IN WITNESS WHEREOF, I have set my hand the 11th day of March, 2002.

E.F. Bos

cert\1098aab.doc

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 296A

TRANCHE NO: 2

Euro 250,000,000 4.5 per cent. Notes 2002 due 22 January 2007 (the "Notes")

Issue Price: 100.338 per cent. (plus accrued interest from and including 22 January 2002
to but excluding 19 March 2002)
The Notes will, upon being represented by a Permanent Global Note, be consolidated, and will form a single series, with the Euro 500,000,000 4.5 per cent. Notes 2002 due 22 January 2007 issued on 22 January 2002 (the "**Existing Notes**")

BARCLAYS CAPITAL
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)

The date of this Pricing Supplement is 13 March 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

In conformity with article 14.1 of the Listing Procedure Rules ('*Reglement Procedure Beursnotering*') of Euronext Amsterdam N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) in its capacity as Amsterdam Listing Agent has not made a due diligence investigation with respect to the Offering Circular pursuant to the Listing Procedure Rules.

There are additional United Kingdom selling restrictions in clause 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

In connection with this issue, Barclays Capital PLC or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes and/or the Existing Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Barclays Bank PLC or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. The stabilisation will in any event terminate after a period of 30 days after the date payment must be made on the Notes.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	296A
	(ii) Tranche No:	2
3	Specified Currency or Currencies:	Euro
4	Aggregate Nominal Amount:	
	(i) Series:	Euro 750,000,000
	(ii) Tranche:	Euro 250,000,000
5	(i) Issue Price:	100.338 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 22 January 2002 to but excluding 19 March 2002
	(ii) Net proceeds:	Euro 248,196,027.40 (including 56 days accrued interest)
6	Specified Denominations:	Euro 1,000, Euro 10,000 and Euro 100,000
7	(i) Issue Date:	19 March 2002
	(ii) Interest Commencement Date (if different from the Issue Date):	22 January 2002
8	Maturity Date:	22 January 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	Not Applicable
10	Interest Basis:	Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Official Segment of the Stock Market of Euronext Amsterdam N.V.
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

	(i)	Rate of Interest:	4.5 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	22 January in each year commencing on 22 January 2003 and ending on 22 January 2007, if not previously redeemed
	(iii)	Fixed Coupon Amounts:	Euro 45 on each denomination of Euro 1,000; Euro 450 on each denomination of Euro 10,000 and Euro 4,500 on each denomination of Euro 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual -ISMA
	(vi)	Determination Date(s):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Final Redemption Amount
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes

	(i) Temporary or Permanent Global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for a Permanent Global Note on or after a date which is expected to be 29 April 2002 upon certification as to non-U.S. beneficial ownership. Upon being represented by a Permanent Global Note, the Notes will be consolidated, and form a single series, with the Euro 500,000,000 4.5 per cent. Notes 2002 due 22 January 2007, details of which are contained in a Pricing Supplement dated 18 January 2002 and the ISIN and Common Code will be the same as those set out in paragraphs 37(i) and 38(i) below.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as the Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Barclays Bank PLC Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	Barclays Bank PLC
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.25 per cent. of the nominal amount of the Notes and selling concession of 1.5 per cent. of the nominal amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**United Kingdom:** Each Manager represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**")) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer ; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

OPERATIONAL INFORMATION

37	(i)	ISIN Code:	XS0141417401

	(ii) Temporary ISIN:	XS0144687653
38	(i) Common Code:	014141740
	(ii) Temporary Common Code:	14468765
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	
	(i) Effective yield at Issue Price	4.418 per cent.
	(ii) Listing	The Issuer undertakes to comply with the provisions (as far as applicable) of Appendix VII and Schedule B, under 2.1.20 of the Listing and Issuing Rules of Euronext Amsterdam N.V. as in force on the Issue Date.
	(iii) Numbering and Letters	Not Applicable
	(iv) Whether CF-Form Notes will be issued:	No
	(v) Numbering and letters of CF-Form Notes:	Not Applicable
	(vi) Net Proceeds:	The net proceeds of the issue amount to approximately Euro 248,196,027.40 (including 56 days accrued interest)
	(vii) Amsterdam Listing and Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

	(viii) Notices:	In addition to Condition 15, notices will be published in the Officiële Prijscourant ('**Official Price List**') of Euronext Amsterdam N.V. and a daily newspaper of general circulation in the Netherlands
45	Date of Pricing Supplement:	13 March 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Pricing Supplement

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

Euro 40,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 276A
TRANCHE NO: 4

Issue of USD20,000,000 Fixed Rate Notes due 17 December 2007 to be consolidated and form a single series with the USD 120,000,000 Fixed Rate Notes due 17 December 2007 issued on 17 December 2001, the USD30,000,000 Fixed Rate Notes due 17 December 2007 issued on 10 January 2002 and the USD50,000,000 Fixed Rate Notes due 17 December 2007 issued on 4 February 2002

Issue Price: 100 per cent plus 88 days' accrued interest

Morgan Stanley

The date of this Pricing Supplement is 15 March 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the Supplemental Offering Circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find attached additional Dutch selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	276A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 220,000,000
	(ii)	Tranche:	USD 20,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount plus 88 days' accrued interest from, and including, 17 December 2001 to, but excluding, the Issue Date
	(ii)	Net proceeds:	USD 20,244,444.44 (including accrued interest)
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	15 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 December 2001
8	Maturity Date:		17 December 2007, subject to adjustment in accordance with the Modified Following Business Day Convention
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s)of Interest:	The 5.00 per cent. per annum from and including the Interest Commencement Date to but excluding 17 December 2002 5.25 per cent. per annum from and including 17 December 2002 to but excluding 17 December 2003 5.50 per cent. per annum from and including 17 December 2003 to but excluding 17 December 2004 5.75 per cent. per annum from and including 17 December 2004 to but excluding 17 December 2005 6.00 per cent. per annum from and including 17 December 2005 to but excluding 17 December 2006 6.25 per cent. per annum from and including 17 December 2006 to but excluding the Maturity Date
	(ii)	Interest Payment Date(s):	17 December in each year, subject to adjustment in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Notes will be subject to adjustment in accordance with the Modified Following Business Day Convention for interest accrual and payment purposes
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	17 December 2002, 17 December 2003, 17 December 2004 17 December 2005 and 17 December, 2006, subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 New York Business Days notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below) to the Noteholders
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special Conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited

36	Additional selling restrictions:		The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). General: The Dealer agrees that is will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any other country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37	(i)	Temporary ISIN Code	XS0145043112
	(ii)	ISIN Code:	XS0139703788.
38	(i)	Temporary Common Code	014504311
	(ii)	Common Code:	013970378
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):		Not Applicable
40	Delivery:		Delivery against payment
41	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.148937, producing a sum of (for Notes not denominated in Euro):	Euro 22,978,740

44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	15 March 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a Supplemental Offering Circular dated 1 January 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

28 MAART 2002

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND PLC

Euro 40,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 345A

TRANCHE NO: 1

USD 10,000,000 Fixed Rate Range Notes 2002 due 2006

Issue Price: 100 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 25 March 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	345A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	25 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		25 September 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	see item 17 (vii) below

(ii)	Interest Payment Date(s):	25 September in each year commencing on 25 September 2002. There will be a short first coupon in respect of the period from and including the Issue Date to but excluding 25 September 2002.
(iii)	Interest Amount(s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Not Applicable
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate per annum (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: $6.05\% \times \left(\frac{N}{365}\right)$ where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is less than or equal to 6.00 per cent. "**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is

		first displayed)
		"**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750
		"**Determination Agent**" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an

ancillary activity regularly invest in securities).

General

The Dealer agrees that it will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0144744553
38	Common Code:	014474455
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Calculation Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Morgan Stanley Capital Services as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.147887, producing a sum of (for Notes not denominated in Euro):	Euro 11,578,870
44	Brief summary in French of the main characteristic of any Notes which are to be listed on the Paris Stock Exchange to be inserted:	Not Applicable
45	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
46	Date of Pricing Supplement:	25 March 2002
47	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND PLC

Euro 40,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 346A
TRANCHE NO: 1
USD 20,000,000 Fixed Rate Range Notes 2002 due 2011

Issue Price: 100 per cent.

MORGAN STANLEY
PAREX BANK CORPORATION

The date of this Pricing Supplement is 28 March 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together, the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

In connection with this issue, Morgan Stanley & Co. International Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Morgan Stanley & Co. International Limited or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not Applicable
2	(i) Series Number:		346A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i) Series:		USD 20,000,000
	(ii) Tranche:		USD 20,000,000
5	(i) Issue Price:		100 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		USD 19,950,000
6	Specified Denominations:		USD 1,000
7	(i) Issue Date:		28 March 2002
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		28 March 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i) Rate of Interest:		See item 17 (vii) below

(ii)	Interest Payment Date(s):	28 March and 28 September in each year commencing on 28 September 2002 and ending on 28 March 2011
(iii)	Interest Amount(s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Not Applicable
(vi)	Determination Date(s) Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate per annum (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

$$8.00\% \times \left(\frac{N}{365}\right)$$

where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is less than or equal to 7.00 per cent.

"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period

"**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750

		"**Determination Agent**" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	28 March and 28 September in each year, commencing on 28 September 2002 and ending on 28 September 2010
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below) to the Noteholders where the Additional Business Centre is London
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Morgan Stanley & Co. International Limited Parex Bank Corporation
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
	(iii) Dealer's Commission:	0.25 per cent.
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). **General** Each Manager agrees that it will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0144237962
38	Common Code:	14423796
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Calculation Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Morgan Stanley Capital Services as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.1146859, producing a sum of (for Notes not denominated in Euro):	Euro 22,293,718
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	28 March 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND PLC

Euro 40,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 347A

TRANCHE NO: 1

USD 15,000,000 Fixed Rate Range Notes 2002 due 2012

Issue Price: 100 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 28 March 2002

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2001 and the supplemental offering circular dated 1 January 2002 (together the "**Offering Circular**") issued in relation to the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 40,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2000 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2000.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	347A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 15,000,000
	(ii)	Tranche:	USD 15,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 15,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	28 March 2002
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 March 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below

(ii)	Interest Payment Date(s):	28 March and 28 September in each year commencing on 28 September 2002 and ending on 28 March 2012
(iii)	Interest Amount(s):	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Not Applicable
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest shall be a rate per annum (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

$$10.125\% \times \left(\frac{N}{365}\right)$$

where "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is less than or equal to 6.00 per cent. for the years one to five and less than or equal to 7.00 per cent. thereafter

"**Reference Rate**" means 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a Reference Rate Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding Reference Rate Business Day and (ii) the Reference Rate applicable five Reference Rate Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period

		"**Reference Rate Business Day**" means any day during the relevant Interest Period on which the Reference Rate appears on the Moneyline Telerate Page 3750
		"**Determination Agent**" means Morgan Stanley Capital Services
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	28 March and 28 September in each year, commencing on 28 September 2002 and ending on 28 September 2011
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below) to the Noteholders where the Additional Business Centre is London
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable

35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities). **General** The Dealer agrees that it will not offer or sell any Notes, directly or indirectly, or distribute or publish, any form of application, advertisement or other material in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief result in compliance with any applicable laws and regulations thereof.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0144394391
38	Common Code:	14439439
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Calculation Agent and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Morgan Stanley Capital Services as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.154929, producing a sum of (for Notes not denominated in Euro):	Euro 17,323,935

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	28 March 2002
46	Date of Base Offering Circular:	27 September 2001, as supplemented by a supplemental offering circular dated 1 January 2002

Signed on behalf of the Issuer:

By:

Duly authorised